

**NOTICE OF ANNUAL AND SPECIAL MEETING AND
INFORMATION CIRCULAR AND PROXY STATEMENT**

**With Respect to the
Annual and Special Meeting of Shareholders
to be held on
Friday, May 6, 2016**

March 30, 2016

Table of Contents

enerPLUS

Executive Compensation

Additional Information

enerPLUS



Notice of Annual and Special Meeting of Shareholders

We invite you to attend our annual and special meeting ("Meeting") of holders of common shares of Enerplus Corporation ("Enerplus"), which will be held on Friday, May 6, 2016 at 10:00 a.m. (Calgary time) at the Calgary Telus Convention Centre (Glen 206 Room), 120 – 9th Avenue SE, Calgary, Alberta. The Meeting will have the following purposes:

1. To receive the consolidated financial statements of Enerplus for the year ending December 31, 2015, together with the auditors' report on those statements;

2. To appoint the auditors of Enerplus;

3. To elect the directors of Enerplus;

4. To consider and, if thought advisable, to pass a special resolution to approve a reduction in the stated capital of Enerplus;

5. To consider and, if thought advisable, to pass an ordinary resolution to confirm Enerplus' By-Law No. 2 relating generally to forum selection;

6. To consider and, if thought advisable, to pass an ordinary resolution to approve the continuation, amendment and restatement of Enerplus' shareholder rights plan;

7. To vote, on an advisory, non-binding basis, to accept Enerplus' approach to executive compensation; and

8. To conduct any other business that may properly come before the Meeting.

The accompanying Information Circular and Proxy Statement ("Information Circular") provides detailed information relating to the matters to be dealt with at the Meeting and the voting process, as well as the text of certain of the resolutions proposed to be passed at the Meeting. The Information Circular contains important information, such as discussion regarding Enerplus' executive compensation, corporate governance matters, and board compensation and mandates. This information will help you learn more about us and help you in your voting decisions.

By order of the Board of Directors on March 30, 2016,

"*David A. McCoy*"

David A. McCoy
Vice President, General Counsel & Corporate Secretary

SHAREHOLDER AND VOTING INFORMATION

General Meeting Information

About this Information Circular

This Information Circular is furnished to you in connection with the solicitation of proxies by Enerplus for use at the Meeting. Solicitation of proxies may be made through the mail, by telephone or in person by our management, who will not be paid for such solicitation. The costs incurred in the solicitation of proxies and in the preparation and mailing of this Information Circular will be borne by Enerplus.

This Information Circular is dated March 30, 2016 and all information contained in this Information Circular is given as of such date, unless stated otherwise.

Unless expressly stated otherwise, all dollar amounts and references to "$" in this Information Circular are in Canadian dollars.

Common Shares Outstanding

Our Common Shares (which are the only outstanding securities of Enerplus that allow the holders to vote at meetings of Shareholders) are listed on the TSX and on the NYSE under the symbol "ERF". As at March 1, 2016, there were 206,539,459 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of Enerplus, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights of the issued and outstanding Common Shares.

Quorum

The quorum for the Meeting will consist of two or more individuals present in person and holding or representing by proxy not less than 10% of the issued and outstanding Common Shares. If a quorum is not present at the opening of the Meeting, the Meeting may be adjourned and rescheduled. If the Meeting is adjourned for fewer than 30 days, no notice of the rescheduled meeting will be provided. If the Meeting is adjourned for 30 days or more, notice of the rescheduled meeting will be given.

Advance Notice for Director Nominations

Enerplus' by-laws require advance notice for nomination of directors for consideration at a Shareholders meeting. Any notices of director nominations must be submitted to the Corporate Secretary of Enerplus no later than 30 days and not more than 65 days prior to the date of an annual meeting. The notice must include certain information about the proposed director nominee(s) (including name, age, residency, citizenship and principal occupation) and the nominating Shareholder. Only those director nominees who comply with applicable requirements set out in Enerplus' by-laws will be eligible for election as directors of Enerplus. A copy of Enerplus' by-laws is available under Enerplus' profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Financial Statements and Material Company Information

Enerplus regularly files quarterly and annual financial statements, as well as material change reports, management's discussion and analysis, and other important information with the securities commissions or similar authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission. Financial information of Enerplus is contained in the audited and consolidated comparative financial statements and management's discussion and analysis for the year ending December 31, 2015, which have been provided to Shareholders who have requested such materials. Copies of such documents are available on the internet under Enerplus' SEDAR profile at www.sedar.com or on EDGAR at www.sec.gov, on Enerplus' website at www.enerplus.com, or may be obtained without charge upon request to Enerplus, Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Attention: Investor Relations, or by telephone (1-800-319-6462) or email (investorrelations@enerplus.com).

Other Matters

As of the date of this Information Circular, none of the directors or executive officers of Enerplus are aware of any amendment, variation or other matter to come before the Meeting other than the matters listed in the Notice of Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

Indebtedness of Directors and Officers

Enerplus does not provide financial assistance in the form of loans or guarantees to its directors and executive officers. To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors or executive officers of Enerplus, or any associate or affiliate of the foregoing, has been indebted to Enerplus or any of its subsidiaries at any time since January 1, 2015.

Interests in Material Transactions

To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors or executive officers of Enerplus, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with Enerplus since January 1, 2015 or in any proposed transaction that has materially affected or would materially affect Enerplus or any of its subsidiaries, except as otherwise disclosed in this Information Circular.

Interests in the Business of the Meeting

To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors or executive officers of Enerplus or anyone who has held such office since January 1, 2015, or any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Information Circular.

Non-GAAP Measures

This Information Circular makes reference to certain financial measures, including "capital efficiency", which do not have a standardized meaning or definition as prescribed by U.S. GAAP. Readers are referred to discussion under the heading "Non-GAAP Measures" in Enerplus' management's discussion and analysis for the year ending December 31, 2015 available under Enerplus' profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov). In addition, readers are also referred to the discussion under the heading **"Presentation of Oil and Gas Reserves, Contingent Resources and Production Information"** in Enerplus' annual information form for the year ending December 31, 2015 (available under Enerplus' profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov) regarding the references to reserves, contingent resources and operational information in this Information Circular.

This Information Circular also contains information about Enerplus' F&D costs and FD&A costs. For additional information on Enerplus' F&D costs and FD&A costs, see discussion under the heading "F&D and FD&A Costs" and "Information Regarding Reserves, Resources and Operational Information – F&D and FD&A Costs" in Enerplus' press release dated February 19, 2016 (available under Enerplus' profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov).

Voting Information

Record Date

Every Shareholder at the close of business on March 17, 2016, being the Record Date for the Meeting, is entitled to receive notice of the Meeting and vote their Common Shares on the basis of one vote for each Common Share held, unless that Shareholder has transferred any Common Shares subsequent to the Record Date and the transferee Shareholder, not later than two days before the Meeting or any shorter period that the Chairman of the Meeting may permit, establishes ownership of the Common Shares and requests that the transferee's name be included on the list of Shareholders entitled to vote at the Meeting.

Notice-and-Access

Enerplus is using the notice-and-access model to deliver Meeting materials to Beneficial Shareholders. Notice-and-access is a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs. You can view the Meeting materials online under Enerplus' profile on www.sedar.com or www.enerplus.com/about/agm.cfm and at www.sec.gov.

In connection with the Meeting, Enerplus has mailed the following: (i) to Beneficial Shareholders: a voting instruction form, the Notice of Meeting, how to access the Information Circular and other proxy-related materials, and how to request a paper copy of the Information Circular; (ii) to Registered Shareholders: a Form of Proxy, the Notice of Meeting and the Information Circular; and (iii) to all Shareholders who requested, a copy of Enerplus' consolidated financial statements for the year ending December 31, 2015 and accompanying management's discussion and analysis.

Enerplus is sending the Meeting materials described above directly to its Registered Shareholders and indirectly to all Beneficial Shareholders through their intermediaries. Enerplus will pay for an intermediary to deliver the applicable Meeting materials to "objecting beneficial owners". Enerplus is not sending any Meeting materials directly to "non-objecting beneficial owners".

Appointment of Proxies

A form of proxy or voting instruction form, each referred to as a Form of Proxy, accompanies this Information Circular. The persons named in the Form of Proxy are officers of Enerplus. A person or corporation submitting the Form of Proxy has the right to appoint a person (who does not have to be a Shareholder) to be their representative at the Meeting, other than the persons designated in the Form of Proxy furnished by Enerplus. Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose. If you cannot attend the Meeting in person, you are requested to vote in accordance with the instructions below.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Common Shares represented by that Form of Proxy, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the Common Shares will be voted in accordance with those instructions. **Except as described below with respect to certain "broker non-votes" in the case of the Beneficial Shareholders, if no specification has been made in respect of any matter in any Forms of Proxy received by Enerplus, the Common Shares represented by those Forms of Proxy will be voted <u>FOR</u> each matter for which no specification has been made.**

The Form of Proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.

Deadline for Returning Form of Proxy

To be valid, a Form of Proxy must be received (either directly, in the case of a Registered Shareholder, or through a broker, in the case of a Beneficial Shareholder) by Computershare, at the address shown on the Form of Proxy, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Meeting or any adjournment(s) thereof, being the Proxy Deadline. Notwithstanding the foregoing, the Chairman of the Meeting may, in his sole discretion, determine to accept all, but not less than all, proxies which have been deposited after the Proxy Deadline. If you are a Beneficial Shareholder, send your voting instructions as soon as possible to allow sufficient time for your nominee to receive the information and then send it to Computershare.

Beneficial Shareholder Voting Options

Beneficial Shareholders are Shareholders who hold Common Shares through brokerage accounts or other intermediaries (and such Common Shares are registered in the name of such intermediary).

In person
Appoint yourself as proxy on the voting instruction form, return the completed voting instruction form in accordance with the instructions provided and then you will be eligible to cast your vote in person at the Meeting.

By proxy
Designate a person (who does not have to be a Shareholder) as your proxyholder on the voting instruction form and return the duly completed voting instruction form in accordance with the instructions provided.

By mail
Complete, sign, date and return the voting instruction form in accordance with the instructions provided.

By internet or telephone
Follow the instructions provided on the voting instruction form.

Broker Non-Votes under NYSE Rules
Under the rules of the NYSE, brokers who hold shares on behalf of their clients have the authority to vote on certain proposals when they have not received instructions from those Beneficial Shareholders. A broker non-vote occurs when a broker holding shares for a Beneficial Shareholder does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the Beneficial Shareholder. If you are a Beneficial Shareholder who does not vote your Common Shares, your broker can vote your Common Shares at its discretion ONLY on the matter of the appointment of the auditors of Enerplus. If you do not give your broker instructions on how to vote your Common Shares on the other matters to be voted upon at the Meeting, your broker is not empowered to vote your Common Shares on any other matter to be voted on at the Meeting and your Common Shares will not be voted on those matters. Any Common Shares not voted on matters other than the appointment of Enerplus' auditors (whether by abstention, broker non-vote or otherwise) will have no impact on that particular item.

Registered Shareholder Voting Options

Registered Shareholders are Shareholders who hold Common Shares in their own name.

In person
Cast your vote at the Meeting.

By proxy
Designate a person (who does not have to be a Shareholder) as your proxyholder on the Form of Proxy and return the duly completed Form of Proxy to Computershare by the Proxy Deadline.

By mail
Complete, sign, date and return the Form of Proxy in the envelope provided.

By internet or telephone
Follow the instructions included on the Form of Proxy.

Revoking Your Proxy
Prior to the Meeting, Shareholders may revoke a proxy previously given. If you are a Registered Shareholder, you may revoke your proxy by providing a revocation notice in writing to Computershare by close of business on the last business day preceding the Meeting, or to the Chairman of the Meeting at any time before the start of the Meeting. If the Registered Shareholder is a corporation, the revocation notice must be executed by a duly authorized officer or attorney of the Registered Shareholder. If you are a Beneficial Shareholder, contact your broker or intermediary to revoke your voting instructions.

BUSINESS OF THE MEETING

1. Financial Statements

The consolidated financial statements for the year ending December 31, 2015, together with the auditors' report on those statements, have been mailed to the Shareholders who requested such materials in accordance with applicable securities laws. Copies of these financial statements are also available through the internet under Enerplus' SEDAR profile at www.sedar.com or on EDGAR at www.sec.gov and on Enerplus' website at www.enerplus.com.

2. Appointment of Auditors

Shareholders will be asked to appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of Enerplus until the next annual meeting of Shareholders. Deloitte LLP are currently the auditors of Enerplus and were first appointed in 2002.

The resolution to appoint Deloitte LLP as the auditors of Enerplus requires the approval of more than 50% of votes cast by or on behalf of the Shareholders present in person or represented by proxy at the Meeting. **The Board recommends that you vote FOR the appointment of Deloitte LLP as auditors of Enerplus. Unless instructed otherwise, the persons named in the Form of Proxy will vote FOR the appointment of Deloitte LLP as auditors of Enerplus.**

The table reflects the fees paid to Deloitte LLP for professional services rendered for the last two fiscal years:

Fee Type	2015 ($000s)	2014 ($000s)
Audit fees[1]	773.3	783.0
Audit-related fees[2]	-	-
Tax fees[3]	129.2	351.6
All other fees[4]	-	-
Total	902.6	1,134.6

Notes:

1. Audit fees were for professional services rendered by Deloitte LLP for the audit of Enerplus' annual financial statements and review of Enerplus' quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

2. Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of Enerplus' financial statements and not reported under "Audit fees" above.

3. Tax fees were for tax compliance, tax advice and tax planning.

4. Other fees for products and services provided by Deloitte LLP other than those described as "Audit fees", "Audit-related fees" and "Tax fees".

3. Annual Election of Board of Directors

The articles of Enerplus provide that the Board is to consist of between one and fifteen members. There are currently eight independent directors (within the meaning of National Policy 58-201 and the NYSE rules) and one non-independent director, Mr. Ian C. Dundas, who is the CEO of Enerplus, on the Board.

The term of office for each director is from the date at which he or she is elected until the next annual meeting of Shareholders, until a successor is elected or appointed, or until the director is removed at a meeting of Shareholders. The Corporate Governance & Nominating Committee is responsible for recommending nominees for the Board and reviews each director nominee's qualifications to ensure there is an effective mix of skills, knowledge and experience on the Board, which is summarized in the Director Skills Matrix.

Based on the recommendation of the Committee, the Board has fixed the number of directors to be elected at the Meeting at nine, and the nine individuals named under the *"Director Nominee Profiles"* section are proposed to be elected at the Meeting. The Committee has confirmed that each of the recommended director nominees is eligible and is seeking re-election. Should circumstances arise, for any reason, prior to the Meeting that a director nominee is unable to serve on the Board, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.

Unless instructed otherwise, the persons named in the Form of Proxy will vote FOR the election of each of the persons specified below.

Director Nominee	Director Since	Age	Committees	Current Number of Public Boards (including Enerplus)
David H. Barr	2011	66	Compensation & Human Resources Committee Safety & Social Responsibility Committee	3
Michael R. Culbert	2014	58	Audit & Risk Management Committee Compensation & Human Resources Committee Corporate Governance & Nominating Committee	1
Ian C. Dundas	2013	48		1
Hilary A. Foulkes	2014	58	Audit & Risk Management Committee Compensation & Human Resources Committee Reserves Committee Safety & Social Responsibility Committee	1
Robert B. Hodgins	2007	64	Audit & Risk Management Committee Corporate Governance & Nominating Committee	4
Susan M. MacKenzie	2011	55	Compensation & Human Resources Committee Reserves Committee Safety & Social Responsibility Committee	3
Elliott Pew	2010	61	Board Chairman	2
Glen D. Roane	2004	59	Audit & Risk Management Committee Corporate Governance & Nominating Committee	3
Sheldon B. Steeves	2012	62	Audit & Risk Management Committee Reserves Committee	3

Director Nominee Profiles

The following director nominee profiles outline important information, such as each director's employment history, educational qualifications, other current company directorships, and security holdings in Enerplus, for your consideration.



Elliott Pew
A.B. (Geology), M.A. (Geology)
Boerne, Texas, U.S.A.
Age: 61
Director since September 2010
Independent Director
Shareholder approval rating at the 2015 Enerplus annual meeting – 98.80%

Mr. Pew has over 36 years of diverse experience in the oil and gas industry, most recently as co-founder and Chief Operating Officer for Common Resources, a private exploration and production company, from 2007 until it was sold in 2010. Mr. Pew served on the Board of Managers for two private exploration and production companies, Common Resources II from 2010 - 2012, and later, Common Resources III from 2012 to present. Mr. Pew held various senior executive positions with Newfield Exploration Company, a NYSE-listed oil and gas company in Houston, where he served from 1998 through 2006. While there, he led the company's worldwide exploration program, including the Gulf Of Mexico ("GOM") shelf, GOM deep water, onshore U.S. and international areas. Further, he also led expansion efforts into the onshore Gulf Coast in the late 1990s. Prior thereto, Mr. Pew was Senior Vice President, Exploration of American Exploration Company, an AMEX-listed exploration and production company. Mr. Pew currently serves on the Board of Directors for Southwestern Energy Company, a public exploration and production company in Houston. He holds an M.A. in Geology from the University of Texas at Austin, and an A.B. in Geology from Franklin and Marshall College.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Chairman	9/9	100%

Equity Holdings	Current Equity Holdings
Common Shares	21,100
DSUs	55,517
Total	76,617

Other Public Board Directorships	Committee Position(s)
Southwestern Energy Company (NYSE)	Compensation Committee

Note:
As Chairman of the Board of Directors, Mr. Pew may attend and participate in any Board Committee meeting in an ex officio capacity.



David H. Barr
B.Sc. (Mechanical Engineering)
Woodlands, Texas, U.S.A.
Age: 66
Director since November 2011
Independent Director
Shareholder approval rating at the 2015 Enerplus annual meeting – 98.84%

Mr. Barr is currently a director of Logan International Inc. ("Logan"), a TSX-listed company focused on downhole tools and completion services. Prior thereto, Mr. Barr was the President & Chief Executive Officer of Logan, and prior thereto, the Chairman of the board of directors of Logan. Prior thereto, Mr. Barr spent approximately 36 years with Baker Hughes Incorporated ("Baker Hughes"), a NYSE-listed company, in various executive roles, including Group President of numerous divisions and President of Baker Atlas, a division of Baker Hughes. He currently serves as a director of ION Geophysical Corporation, a NYSE-listed oil and gas seismic company, and Probe Technology Services, Inc., a private oil and gas services company. Mr. Barr holds a B.Sc. Mechanical Engineering degree from Texas Tech University.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%
Compensation & Human Resources Committee (since May 8, 2015)	Member	2/2	100%
Safety & Social Responsibility Committee	Chair	3/3	100%

Equity Holdings	Current Equity Holdings
Common Shares	40,000
DSUs	41,639
Total	81,639

Other Public Board Directorships	Committee Position(s)
ION Geophysical Corporation (NYSE)	Compensation Committee and Governance Committee
Logan International Inc. (TSX)	Compensation Committee

Note:
Mr. Barr was appointed as a member of the Compensation & Human Resources Committee following the May 8, 2015 Annual Meeting. Since then, the Compensation & Human Resources Committee held two meetings.



Michael R. Culbert

B.Sc. (Business Administration)

Calgary, Alberta, Canada

Age: 58

Director since March 2014

Independent Director

Shareholder approval rating at the 2015 Enerplus annual meeting – 98.10%

Mr. Culbert has been President and Chief Executive Officer and a director of Progress Energy Canada Ltd. and predecessor companies since 2004. Prior thereto, Mr. Culbert was Vice President of Marketing and Business Development of Progress Energy Ltd. from November 2001 to July 2004 and Vice President of Marketing and Business Development of Encal Energy Ltd., a TSX and NYSE-listed oil and gas company, from 1995 to October 2001. In addition, Mr. Culbert is a director of Pacific Northwest LNG, a private joint venture company, since October 2013 and was appointed as President of that organization in October 2014. Mr. Culbert holds a Bachelor of Science degree in Business Administration and is a member of the Canadian Association of Petroleum Producers' Board of Governors.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Member	8/9	89%
Audit & Risk Management Committee (since February 18, 2016)	Member	-	-
Compensation & Human Resources Committee	Member	4/4	100%
Corporate Governance & Nominating Committee	Member	2/2	100%

Equity Holdings	Current Equity Holdings
Common Shares	10,000
DSUs	25,773
Total	35,773

Other Public Board Directorships	Committee Position(s)
Nil	

Note:

Mr. Culbert was appointed to the Audit & Risk Management Committee on February 18, 2016. Since then, the Audit & Risk Management Committee has not held any meetings.



Ian C. Dundas
B.Comm., LL.B.
Calgary, Alberta, Canada
Age: 48
Director since July 2013
Non-Independent Director
Shareholder approval rating at the 2015 Enerplus annual meeting – 98.70%

Mr. Dundas has been the President & Chief Executive Officer of Enerplus since July 1, 2013. Mr. Dundas joined Enerplus' predecessor in 2002 as Vice President of Business Development, and in 2010 his role expanded to Executive Vice President. In 2011, Mr. Dundas was appointed as the Executive Vice President & Chief Operating Officer. Prior to joining Enerplus, Mr. Dundas held several executive positions in the merchant banking business, where he helped oil and gas companies grow by accessing the funding and expertise they required. Mr. Dundas is a member of the Canadian Council of Chief Executives and of the Board of Governors of the Canadian Association of Petroleum Producers, and has been on the boards of directors of numerous private and public companies. Mr. Dundas holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Bachelor of Laws (Distinction) from the University of Alberta. Mr. Dundas was called to the Alberta Bar in 1995.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%

Equity Holdings	Current Equity Holdings
Common Shares	65,752
DSUs	-
Total	65,752

Other Public Board Directorships	Committee Position(s)
Nil	



Hilary A. Foulkes

B.Sc., Honours (Earth Sciences)

Calgary, Alberta, Canada

Age: 58

Director since February 2014

Independent Director

Shareholder approval rating at the 2015 Enerplus annual meeting – 98.04%

Ms. Foulkes has over 30 years of oil and gas industry experience and is currently the Chair of Tudor, Pickering, Holt & Co. Securities-Canada, ULC, a private energy advisory firm. From 2008 to 2012, Ms. Foulkes held a number of executive roles at Penn West Petroleum Ltd., a TSX and NYSE-listed oil and gas company, including Executive Vice President and Chief Operating Officer. Prior thereto, Ms. Foulkes was Managing Director at Scotia Waterous, an investment banking firm, from April 2000 to March 2008. Ms. Foulkes holds an Honours Bachelor of Science degree in Earth Sciences from the University of Waterloo, is a professional geologist, and a member of the Association of Professional Engineers and Geoscientists of Alberta and the Canadian Association of Petroleum Geologists.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%
Audit & Risk Management Committee	Member	4/4	100%
Compensation & Human Resources Committee (since May 8, 2015)	Member	2/2	100%
Reserves Committee (since February 18, 2016)	Member	-	-
Safety & Social Responsibility Committee	Member	3/3	100%

Equity Holdings	Current Equity Holdings
Common Shares	4,600
DSUs	25,773
Total	30,373

Other Public Board Directorships	Committee Position(s)

Nil

Notes:
1. *Ms. Foulkes was appointed as a member of the Compensation & Human Resources Committee on May 8, 2015. Since then, the Committee held two meetings. Ms. Foulkes was also appointed to the Reserves Committee on February 18, 2016. Since then, the Committee has not held any meetings.*
2. *Ms. Foulkes was a director of Parallel Energy Trust ("Parallel"), a Canadian-based oil and gas trust, which commenced proceedings in the Court of Queen's Bench of Alberta under the Companies' Creditors Arrangement Act (Canada) on November 9, 2015. Ms. Foulkes ceased to be a director of Parallel on February 29, 2016.*



Robert B. Hodgins

B.A., Honours (Business), C.A

Calgary, Alberta, Canada

Age: 64

Director since November 2007

Independent Director

Shareholder approval rating at the 2015 Enerplus annual meeting – 95.14%

Mr. Hodgins has been an independent businessman since November 2004. Prior thereto, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Energy Trust (a TSX and NYSE-listed energy trust) from 2002 to 2004. Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited (a TSX and NYSE-listed diversified energy, transportation and hotels company) from 1998 to 2002 and was Chief Financial Officer of TransCanada PipeLines Limited (a TSX and NYSE-listed energy transportation company) from 1993 to 1998. Mr. Hodgins received an Honours Bachelor of Arts in Business from the Richard Ivey School of Business at the University of Western Ontario and received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Ontario in 1977 and Alberta in 1991.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%
Audit & Risk Management Committee	Chair	4/4	100%
Corporate Governance & Nominating Committee	Member	2/2	100%

Equity Holdings	Current Equity Holdings
Common Shares	28,863
DSUs	15,866
Total	44,729

Other Public Board Directorships	Committee Position(s)
AltaGas Ltd. (TSX)	Audit Committee (Chairman) Governance Committee
GranTierra Energy Inc. (TSX/NYSE)	Chairman Audit Committee Compensation Committee Governance Committee
MEG Energy Corp. (TSX)	Audit Committee (Chairman) Compensation Committee

Note:
Mr. Hodgins was a director of Skope Energy Inc. ("Skope"), a public oil and gas company, which commenced proceedings in the Court of Queen's Bench of Alberta under the Companies' Creditors Arrangement Act (Canada) to implement restructuring in November 2012, which was completed on February 19, 2013. Mr. Hodgins resigned as a director of Skope on February 19, 2013.



Susan M. MacKenzie

B.Eng. (Mechanical), MBA

Calgary, Alberta, Canada

Age: 55

Director since July 2011

Independent Director

Shareholder approval rating at the 2015 Enerplus annual meeting – 98.76%

Ms. MacKenzie has been an independent consultant since September 2010. Prior thereto, Ms. MacKenzie served as Chief Operating Officer with Oilsands Quest Inc., a NYSE Amex-listed oil sands company, from April 2010 through August 2010. Prior to that, Ms. MacKenzie was employed for 12 years at Petro-Canada, a TSX and NYSE-listed integrated oil and gas company prior to its merger with Suncor Energy Inc. in 2009, where she held senior roles, including Vice President of Human Resources and Vice President of In Situ Development & Operations. Ms. MacKenzie was also with Amoco Canada for 14 years in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil exploitation. Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University, an MBA from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta. Ms. MacKenzie also holds the ICD.D designation from the Institute of Corporate Directors.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%
Compensation & Human Resources Committee	Chair	4/4	100%
Reserves Committee	Member	3/3	100%
Safety & Social Responsibility Committee (since February 18, 2016)	Member	-	-

Equity Holdings	Current Equity Holdings
Common Shares	6,450
DSUs	41,639
Total	48,089

Other Public Board Directorships	Committee Position(s)
Freehold Royalties Ltd. (TSX)	Governance, Nominating & Compensation Committee (Chair) Reserves Committee
TransGlobe Energy Corporation (TSX)	Compensation & Human Resources Committee (Chair) Reserves Committee Governance and Nominating Committee Health, Safety, Environment & Social Responsibility Committee

Note:

Ms. MacKenzie was appointed to the Safety & Social Responsibility Committee on February 18, 2016. Since then, the Safety & Social Responsibility Committee has not held any meetings.



Glen D. Roane

B.A., MBA

Canmore, Alberta, Canada

Age: 59

Director since June 2004

Independent Director

Shareholder approval rating at the 2015 Enerplus annual meeting – 94.79%

Mr. Roane is a corporate director and currently serves as a director of Badger Daylighting Ltd. and Crown Capital Partners, Inc., and is a director of GBC American Growth Fund Inc., a Canadian mutual fund corporation. Previously, he served as a board member of a number of TSX-listed energy/resources companies. Mr. Roane also served two terms as a Member of the Alberta Securities Commission. Mr. Roane retired from TD Asset Management Inc., a subsidiary of the Toronto-Dominion Bank, in 1997. Mr. Roane holds a Bachelor of Arts and an MBA from Queen's University in Kingston, Ontario and also holds the ICD.D designation from the Institute of Corporate Directors.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Member	7/9	78%
Audit & Risk Management Committee	Member	4/4	100%
Corporate Governance & Nominating Committee	Chair	2/2	100%

Equity Holdings	Current Equity Holdings
Common Shares	99,679
DSUs	44,282
Total	143,961

Other Public Board Directorships	Committee Position(s)
Badger Daylighting Ltd. (TSX)	Chairman of the Board, Audit Committee, Governance Committee
Crown Capital Partners, Inc. (TSX)	Audit Committee



Sheldon B. Steeves
B. Sc. (Geology)
Calgary, Alberta, Canada
Age: 62
Director since June 2012
Independent Director
Shareholder approval rating at the 2015 Enerplus annual meeting – 98.05%

Mr. Steeves has over 38 years of experience in the North American oil and gas industry. From January 2001 until April 2012, Mr. Steeves was Chairman and Chief Executive Officer of Echoex Ltd., a junior private company focused on greenfield organic growth in Western Canada. Mr. Steeves spent over 15 years at Renaissance Energy Ltd. where he was appointed Chief Operating Officer in 1997. He holds a Bachelor of Science in Geology from the University of Calgary.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%
Audit & Risk Management Committee	Member	4/4	100%
Reserves Committee	Chair	3/3	100%

Equity Holdings	Current Equity Holdings
Common Shares	1,600
DSUs	38,460
Total	40,060

Other Public Board Directorships	Committee Position(s)
NuVista Energy Ltd. (TSX)	Compensation and Governance Committee Reserves Committee
PrairieSky Royalty Ltd. (TSX)	Reserves Committee (Chair) Governance & Compensation Committee

Director Skills Matrix

The director skills matrix below provides a comprehensive listing of both essential skills Enerplus considers necessary for an effective operating board of directors and the representation of those skills by each Board nominee. The Corporate Governance & Nominating Committee reviews the matrix annually to ensure there is an appropriate mix of skills on the current Board and utilizes it as a guide for future Board member appointments. It is also a requirement of the Committee to conduct an annual review to ensure that there are no conflicts of interest or performance concerns with respect to nominees who serve on multiple boards.

DIRECTORS		David Barr	Michael Culbert	Ian Dundas (President & CEO)	Hilary Foulkes	Robert Hodgins	Susan MacKenzie	Elliott Pew (Chairman)	Glen Roane	Sheldon Steeves
Financial Literacy	Ability to critically read and analyze financial statements	✔	✔	✔	✔	✔	✔	✔	✔	✔
Financial Expertise	Senior executive experience in financial accounting and reporting and corporate finance		✔	✔		✔			✔	✔
Enterprise Management	Experience as a President, CEO or functional head leading an organization or major business line	✔	✔	✔	✔	✔	✔	✔	✔	✔
Business Development M&A/ Strategic Planning	Management or executive experience with responsibility for identifying value creation opportunities	✔	✔	✔	✔	✔	✔	✔	✔	✔
Corporate Governance	Understanding the requirements of good corporate governance usually gained through experience as a senior executive officer or a board member of a public organization	✔	✔	✔	✔	✔	✔	✔	✔	✔
Change Management	Experience as a President, CEO or functional head leading an organization or major business line through significant change	✔	✔	✔	✔	✔	✔	✔	✔	✔
Operations	Management or executive experience with oil and gas operations		✔	✔	✔		✔	✔		✔
HS&E Management	Understanding of the regulatory environment surrounding workplace health, safety, environment and social responsibility for the oil and gas industry	✔	✔	✔	✔		✔	✔		✔
Global Experience	Management or executive experience in a multi-national organization, understanding of the challenges faced in different cultural, political or regulatory environments	✔	✔	✔	✔	✔	✔	✔		✔
Human Resources	Management or executive experience with responsibility for human resources		✔	✔		✔	✔			✔
Reserves Evaluation	General experience with or executive responsibility for oil and gas reserves evaluation		✔	✔	✔		✔	✔		✔
Risk Evaluation	Management or executive experience in evaluating and managing the variety of risks faced by an organization	✔	✔	✔	✔	✔	✔	✔	✔	✔
Legal and Regulatory	Experience in legal and regulatory matters	✔	✔	✔	✔	✔		✔	✔	

Majority Voting for Directors

Pursuant to Enerplus' majority voting policy, for each director nominee to be elected, more than 50% of votes cast by or on behalf of Shareholders present in person or represented by proxy at the Meeting must be in favour of such election; otherwise, the nominee is required to submit his or her resignation to the Board within five days of the Meeting, with the resignation to take effect upon acceptance by the Board. The Corporate Governance & Nominating Committee will consider the director nominee's offer to resign and will make a recommendation to the Board as to whether or not to accept the resignation. The Committee will be expected to accept the resignation except in special circumstances where it is in the best interest of Enerplus that the applicable director nominee continues to serve on the Board. In determining whether or not to accept the resignation, the Committee will consider all relevant factors including: the stated reasons why Shareholders "withheld" votes from the election of that nominee, the existing Board composition, the nominee's length of service, qualifications and past contributions to Enerplus, and Enerplus' corporate governance policies. The Board will consider the Committee's recommendation and make a decision as to whether to accept the nominee's offer to resign within 90 days of the Meeting. Further, Enerplus will announce the decision by way of a press release, including, if the Board elects, the reasons for rejecting the nominee's resignation. No nominee who is required to tender his or her resignation will participate in the deliberations or recommendations of the Committee or the Board.

If a nominee's resignation is accepted, subject to applicable legal requirements, the Board may leave the resultant vacancy unfilled until the next Meeting or fill the vacancy through the appointment of a new director. This policy does not apply in circumstances involving contested director elections.

4. Reduction of Stated Capital

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass a special resolution reducing the stated capital of the Common Shares outstanding as at March 30, 2016 to an aggregate of $206,539,459 ($1 per Common Share), without any payment or distribution to the Shareholders.

Reasons for the Reduction of Stated Capital

Under the *Business Corporations Act* (Alberta) ("**ABCA**"), the corporate statute governing Enerplus, a corporation is prohibited from taking certain actions, including declaring or paying a dividend, if, among other things, there are reasonable grounds for believing that the realizable value of its assets would, as a result of the declaration or payment of the dividend, be less than the aggregate of its liabilities and stated capital of all classes of its shares (the "**ABCA Requirement**").

The stated capital is a "deemed" value and can be set at different levels, subject to the restrictions in the ABCA, without altering the financial condition of the issuer. The purpose of reducing the stated capital of the Common Shares is to reduce the aggregate of Enerplus' liabilities and stated capital so as to increase the difference between such amount and the realizable value of Enerplus' assets, thereby providing Enerplus with additional flexibility under the ABCA Requirement to pay dividends if, as and when declared by the Board.

The stated capital account of the Common Shares is currently approximately $2,270,000,000. If the proposed special resolution to reduce the stated capital of the Common Shares is approved by the Shareholders at the Meeting, the aggregate stated capital of the Common Shares outstanding as at March 30, 2016 will be reduced to $206,539,459, representing $1.00 per outstanding Common Share as of that date. For any Common Shares issued after March 30, 2016, the stated capital for the Common Shares will be increased by the consideration received for such Common Shares in accordance with the ABCA, and if Enerplus repurchases any Common Shares after March 30, 2016, the stated capital will be reduced in the manner required under the ABCA. A corresponding increase will be made to Enerplus' contributed surplus account.

The proposed reduction in stated capital will have no impact on the day-to-day operations of Enerplus, and will not alter the financial condition of Enerplus.

Limitation on the Reduction of Stated Capital under the ABCA

The ABCA provides that a corporation shall not reduce its stated capital if there are reasonable grounds for believing that (i) the corporation is, or would after the reduction be, unable to pay its liabilities as they become due, or (ii) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Enerplus does not have reasonable grounds to believe that (i) it is, or would after the proposed reduction in stated capital of the Common Shares be, unable to pay its liabilities as they become due, or (ii) the realizable value of Enerplus' assets would, as a result of the proposed reduction in stated capital of the Common Shares, be less than the aggregate of its liabilities.

Certain Canadian Federal Income Tax Considerations with Respect to the Reduction of Stated Capital

The following is a summary of the principal Canadian federal income tax considerations related to the proposed reduction of stated capital that are generally applicable to Shareholders. This summary is based on the current provisions of the *Income Tax Act* (Canada) (the "Tax Act"), the regulations to the Tax Act, and the current published administrative practices and assessing policies of the Canada Revenue Agency (publicly available prior to the date hereof). This summary also takes into account all proposed amendments to the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the

"Tax Proposals"). However, no assurance can be given that the Tax Proposals will be enacted in their present form, if at all, or that changes to the Canada Revenue Agency's administrative policies will not modify or change the statements expressed herein. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in law whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account other federal tax legislation or provincial, territorial or foreign tax considerations, which may differ from the Canadian federal income tax considerations described in this summary.

This summary is not applicable to (i) a Shareholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules, (ii) a Shareholder an interest in which would be a "tax shelter investment" as defined in the Tax Act, or (iii) a Shareholder that is a "specified financial institution" as defined in the Tax Act.

This summary does not address tax matters of any jurisdiction outside of Canada or affecting Shareholders who are not resident in Canada, who are citizens of a country other than Canada, or who otherwise may be subject to tax in a jurisdiction other than Canada. Such Shareholders should consult their own tax advisors with respect to non-Canadian tax matters.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. No representations with respect to any tax consequences or considerations to any particular Shareholder are made by virtue of this summary. This summary is not exhaustive of all Canadian federal income tax considerations. The tax consequences and considerations to any particular Shareholder will depend on a variety of factors, including the Shareholder's particular circumstances. Shareholders should consult their own tax advisors regarding the tax consequences and considerations applicable to them.

The reduction of the stated capital of the Common Shares will have no immediate Canadian income tax consequences to a Shareholder nor will it affect a Shareholder's adjusted cost base ("ACB") of the Common Shares for purposes of the Tax Act. However, the reduction in the stated capital will reduce the paid-up capital (as defined in the Tax Act) of the Common Shares ("PUC") by an amount equal to the reduction in stated capital. PUC is generally the aggregate of all of the amounts received by a corporation upon issuance of its shares (by class) adjusted in certain circumstances in accordance with the Tax Act over the total outstanding number of shares of that class. PUC differs from the ACB of shares to any particular shareholder as ACB is calculated based on the amount paid by a shareholder to acquire shares of a corporation, whether on issuance by the corporation or through the marketplace.

Although the reduction of the stated capital and the corresponding reduction of the PUC of the Common Shares will not have any immediate Canadian income tax consequences, such reduction may have an effect in the future, in certain circumstances, if Enerplus makes a distribution to Shareholders or is wound-up, or if Enerplus redeems, cancels or acquires its Common Shares. As a general rule, upon such transactions, a Shareholder will be deemed to have received a dividend to the extent that the amount paid or distributed exceeds the PUC of the Common Shares.

Reduction of Stated Capital Resolution and Approval Requirement

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to vote on the following resolution:

"BE IT RESOLVED, as a special resolution of the holders of common shares of Enerplus Corporation ("Enerplus"), that:

1. the stated capital account maintained in respect of the Common Shares of Enerplus outstanding as of March 30, 2016 is hereby reduced to an aggregate of $206,539,459 and an offsetting increase shall be made to the contributed surplus account of Enerplus; and

2. any director or officer of Enerplus is hereby authorized to execute and deliver, whether under corporate seal or otherwise, any agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

To pass, the special resolution must be approved by not less than two-thirds of the votes cast thereon by the Shareholders present in person or voting by proxy at the Meeting.

The Board recommends that you vote FOR the special resolution to reduce the stated capital of the Common Shares outstanding as of March 30, 2016 to $206,539,459. Unless otherwise instructed, the persons named in the Form of Proxy will vote FOR this special resolution.

5. *Confirmation of By-Law No. 2*

On March 16, 2016, the Board approved the adoption of By-Law No. 2 of the Company relating generally to forum selection for certain legal actions involving the Company (the "Forum Selection By-Law"), as described in further detail below. At the Meeting, Shareholders will be asked, pursuant to and in accordance with the relevant provisions of the ABCA, to pass an ordinary resolution confirming the Forum Selection By-Law.

Summary of the Forum Selection By-Law and Reasons for Adoption

The Board decided to adopt the Forum Selection By-Law for a variety of reasons. Below is a summary of those reasons:

1. Favour long-term Shareholders over short-term/transient Shareholders

    There are certain highly sophisticated corporate investors whose business plan involves making short-term equity investments in companies with the sole purpose of bringing frivolous legal claims against that company or its insurers. Following their investment in the shares of their target, they purposefully choose a jurisdiction, favorable to them, to commence their legal action. Their intent in bringing the legal action is to maximize the costs and inconvenience to their corporate target in order to gain leverage in achieving a lucrative negotiated settlement from the target company. Your Board views this type of shareholder behaviour as predatory and opportunistic. It erodes the underlying value of your Company which, in turn, erodes the value of the Company's Common Shares held by long-term, value-oriented Shareholders. Although the Forum Selection By-Law cannot prevent such actions from arising, it can prevent the premeditated pursuit of these same lawsuits in foreign jurisdictions by transient Shareholders determined to make the Company's defense of such claims difficult and expensive.

2. Enerplus is an Alberta-based Company

    Enerplus is headquartered in the City of Calgary in the Province of Alberta. Enerplus was incorporated under the ABCA and has close ties with the Alberta business community. The Company firmly believes that the Forum Selection By-Law will significantly reduce litigation-related expenses and inefficiencies by preventing potentially duplicative litigation in multiple foreign jurisdictions. By having such matters brought in the Province of Alberta, Enerplus will be better equipped to defend itself and minimize the inevitable management distractions such litigation causes.

3.   No Effect on Shareholders' Substantive Rights

The Forum Selection By-Law does not alter Shareholders' substantive rights. Rather, it merely directs in which forum Shareholders may advance certain claims. Further, the Forum Selection By-Law does not, of itself, limit the type or kind of remedy Shareholders are eligible to obtain from the court in such litigation.

The full text of the Forum Selection By-Law is set out in Schedule H and it has been filed on SEDAR at www.sedar.com under Enerplus' corporate profile and on EDGAR at www.sec.gov.

Confirmation of the Forum Selection By-Law and Approval Requirement

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to vote on the following resolution:

"BE IT RESOLVED, as an ordinary resolution of the holders of Common Shares of Enerplus Corporation ("Enerplus"), that:

1.   By-Law No. 2 of Enerplus approved by the board of directors of Enerplus on March 16, 2016 be and is hereby approved, ratified and confirmed as a by-law of Enerplus; and

2.   any director or officer of Enerplus is hereby authorized to execute and deliver, whether under corporate seal or otherwise, any agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

Shareholder confirmation of the Forum Selection By-Law is required under the relevant provisions of the ABCA. To pass, the resolution must be approved by a majority of not less than 50% plus one of the votes cast thereon by the Shareholders present in person or voting by proxy at the Meeting.

The Board recommends that you vote FOR the ordinary resolution to confirm the Forum Selection By-Law. Unless otherwise instructed, the persons named in the Form of Proxy will vote FOR this resolution.

6.   Approval of the Continuation and Amendment and Restatement of the Shareholder Rights Plan

Background and Purpose of the Shareholder Rights Plan

In connection with the conversion of Enerplus Resources Fund to a corporation, the Company adopted a shareholder rights plan between the Company and Computershare, as rights agent, dated effective as of January 1, 2011. The rights plan was approved by the unitholders of Enerplus Resources Fund concurrently with their approval of the conversion to a corporation on December 9, 2010, and a subsequent amended and restated shareholder rights plan (the "Existing Rights Plan") was approved at the annual shareholder meeting held in 2013.

At the Meeting, Enerplus will be seeking the approval of the Shareholders to ratify the continued existence of the Existing Rights Plan and its amendment and restatement. The proposed amendments to the Existing Rights Plan are described below under "*Proposed Amendments*". The proposed amended and restated plan is referred to herein as the "Rights Plan". With the exception of the amendments described herein, the Rights Plan is identical to the Existing Rights Plan.

The primary objectives of the Rights Plan are to provide the Board with sufficient time to consider and, if appropriate, to explore and develop alternatives for maximizing shareholder value if a take-over bid (and in particular, a "creeping" bid that is exempt from the legal requirements designed to provide fair and equal treatment of shareholders) is made for Enerplus, and to provide every Shareholder with an equal opportunity to participate in such a bid. The approval of the Rights Plan and its continuation for the next three years are not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to management of the Company. The proposed approval and continuation of the Rights Plan are also not intended as a means to prevent a take-over of Enerplus, to secure the continuance of management or the Board in their respective offices, or to deter fair offers for the Common Shares.

Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it would be difficult for the Board to prepare an adequate response. Such offers may result in Shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in the Company. The Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so.

The Canadian Securities Administrators ("CSA") have approved some changes to the take-over bid regime in Canada (the "CSA Amendments"), including that a formal take-over bid must remain open for acceptance for at least 105 days, subject to the ability of the target issuer to voluntarily reduce that period. The CSA Amendments are scheduled to come into force May 9, 2016.

Proposed Amendments

Pursuant to its terms, the Existing Rights Plan will expire upon the termination of the Meeting, unless its continuation is ratified by the Shareholders in accordance with its provisions. Management of the Company has reviewed the terms of the Existing Rights Plan for conformity with current Canadian securities laws, as well as practices of public corporations in Canada. The Board unanimously determined, at the meeting held on March 16, 2016, it is appropriate and in the best interests of the Shareholders that the Rights Plan be approved to continue for the next three years.

The following are the proposed amendments to the Existing Rights Plan contained within the proposed Rights Plan:

1. The amended definition of a "Permitted Bid" requires that a Permitted Bid remain open for a period of 105 days or such shorter minimum period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, under the CSA Amendments, and the definition of a "Competing Permitted Bid" has also been modified to align with the minimum period such a bid must remain open under the CSA Amendments; and

2. certain other amendments of a non-substantive, "housekeeping" nature have been made to provide for greater clarity and consistency.

As previously noted, other than the amendments described above, the Rights Plan is identical to the Existing Rights Plan. A copy of the Existing Rights Plan is available under Enerplus' SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov, as well as on the Company's website at www.enerplus.com under "*Corporate Responsibility - Corporate Governance*".

The Company may amend the terms of the proposed Rights Plan as described herein and as summarized in Schedule I prior to approval of the Rights Plan at the Meeting pursuant to any comments it may receive from any regulatory authority.

Proposed Resolution and Board Recommendation

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution relating to the approval of the continuation of the Existing Rights Plan and its amendment and restatement in the form of the Rights Plan as set forth above:

"BE IT RESOLVED, as an ordinary resolution of the holders of Common Shares of Enerplus Corporation ("Enerplus"), that:

1. the shareholder rights plan of Enerplus be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made as of May 6, 2016 between Enerplus and Computershare Trust Company of Canada, as rights agent, which amends and restates the Shareholder Rights Plan Agreement dated May 10, 2013 and continues the rights issued thereunder, be and is hereby ratified, confirmed and approved; and

2. any director or officer of Enerplus is hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

Shareholder approval to ratify the continuance of the Existing Rights Plan, as amended, in the form of the Rights Plan is required under the Existing Rights Plan. To pass, the resolution must be approved by a majority of not less than 50% plus one of the votes cast thereon by (i) the "Independent Shareholders" (as defined in the Existing Rights Plan, but generally meaning any Shareholder other than an "Acquiring Person" (as defined in the Existing Rights Plan) or a person making a take-over bid for the Company, and their associates and affiliates), and (ii) all holders of Common Shares, in each case present in person or by proxy at the Meeting. To view a summary of the Rights Plan, see Schedule I. The Company is not currently aware of any Shareholder whose votes will be ineligible to be counted towards the ordinary resolution to approve the ratification of the continuation of the Existing Rights Plan and its amendment and restatement in the form of the Rights Plan or any Shareholders that would not qualify as Independent Shareholders.

The Board recommends that you vote FOR the ordinary resolution to approve the Rights Plan. Unless otherwise instructed, the persons named in the Form of Proxy will vote FOR this resolution.

7. *Advisory Vote on Executive Compensation*
At the Meeting, Shareholders will be asked to vote, on a non-binding, advisory basis, on the acceptance of Enerplus' approach to executive compensation.

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles that guide the executive compensation-related decisions made by the Compensation & Human Resources Committee and the Board. Shareholders are encouraged to review the *"Executive Compensation – Compensation Discussion & Analysis"* section of this Information Circular, which discusses Enerplus' compensation philosophy and approach to executive compensation, what the Named Executive Officers are paid, and how their respective levels of compensation are determined.

As part of Enerplus' ongoing commitment to corporate governance, the Board has approved a non-binding advisory vote on executive compensation at the Meeting with the intention that this Shareholder advisory vote will form an integral part of the Board's Shareholder engagement process relating to executive compensation.

As this is an advisory vote, the results will not be binding upon the Board. The Board, and specifically the Compensation & Human Resources Committee, will not be obligated to take any compensation actions, or make any adjustments to executive compensation programs or plans, as a result of the vote. However, in considering its approach to compensation in the future, the Committee and the Board will take into account the results of the vote, together with feedback received from Shareholders. Enerplus will disclose the results of the Shareholder advisory vote as part of its report on voting results at the Meeting. At the Company's annual shareholder's meeting in 2015, 94% of the Shareholders at or represented at that meeting approved of Enerplus' approach to executive compensation.

At the Meeting, Shareholders will be asked to vote on the following resolution:

"BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of Enerplus' board of directors, that the Shareholders accept Enerplus' approach to executive compensation disclosed in the Information Circular and Proxy Statement dated March 30, 2016."

The Board recommends that you vote FOR the advisory resolution approving Enerplus' approach to executive compensation disclosed in this Information Circular. Unless otherwise instructed, the persons named in the Form of Proxy will vote FOR Enerplus' approach to executive compensation disclosed in this Information Circular.

Board Recommendations for Shareholder Voting

Voting Decisions	Board Recommendation
Appointment of Deloitte LLP as auditors of Enerplus	FOR
Election of directors of Enerplus	FOR
Reduction of stated capital	FOR
Confirmation of By-Law No. 2	FOR
Approval of the Amended and Restated Shareholder Rights Plan	FOR
Advisory, non-binding, vote accepting Enerplus' approach to executive compensation	FOR

CORPORATE GOVERNANCE

Enerplus is subject to the corporate governance disclosure requirements adopted by the Canadian Securities Administrators in National Instrument 58-101 and the corporate governance guidelines in National Policy 58-201. In addition, Enerplus is subject to certain of the corporate governance standards of the NYSE and to certain provisions of the Sarbanes-Oxley Act. As a foreign private issuer whose Common Shares are listed on the NYSE, Enerplus is required to disclose any significant ways in which its governance practices differ from those followed by U.S. domestic companies under the NYSE's corporate governance listing standards. Enerplus has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards. As a foreign private issuer whose Common Shares are listed on the NYSE, Enerplus is not obligated to have and does not have an internal audit function; however, Enerplus uses an independent company which reports directly to the Audit & Risk Management Committee of the Board to review and test Enerplus' internal financial controls.

On an ongoing basis, and when determined to be appropriate or necessary, the Corporate Governance & Nominating Committee monitors and brings forward proposed changes to Enerplus' corporate governance practices for the Board's consideration and adoption.

Set out below is a description of certain corporate governance practices and principles of Enerplus, and the roles and responsibilities of the Board.

Board Composition

National Policy 58-201 recommends that the majority of the Board be comprised of independent directors. Eight of the nine director nominees proposed to be elected at the Meeting have been determined to be independent based on information provided by the individual directors and reviewed by the Corporate Governance & Nominating Committee. One director, Mr. Dundas, is the CEO of Enerplus and, as such, is not independent. It is Enerplus' practice that the Chairman of the Board shall be an independent and unrelated director and that only independent directors serve on the committees of the Board.

Any independent director whose circumstances change such that he or she might be considered to be a non-independent director is required to promptly advise the Chair of the Corporate Governance & Nominating Committee of that director's change in circumstances and, if deemed non-independent, to submit his or her resignation to the Chairman of the Board. The CEO of Enerplus shall be the only member of management and the only non-independent director on the Board.

Orientation and Continuous Development

The Corporate Governance & Nominating Committee is responsible for reviewing and monitoring the orientation programs for new directors. The Committee ensures each new director receives an orientation, supplemented by adequate orientation materials. Enerplus' executive management reviews with each new director certain information and materials regarding Enerplus, including the role of the Board and its committees, and the legal obligations of a director.

The Committee, in conjunction with the Chairman and management, has oversight for continuing education for directors in order to ensure that directors maintain the skill and knowledge necessary to meet their obligations. Directors are encouraged to participate in continuing education programs of their choosing to increase their knowledge and skills. In 2015, management facilitated two technical meetings and education sessions involving a variety of topics including Enerplus' corporate reserves evaluation process and a review of commodity market fundamentals and Enerplus' commodity hedging program. These technical education sessions were attended by all directors. As well, Enerplus sponsors membership to the Institute of Corporate Directors ("ICD") for each of the Board members.

Diversity Policy

The Board and management of Enerplus believe that the Company can only excel with exceptional people. In order to attract and retain the most qualified individuals for any position, Enerplus must ensure it objectively assesses talent and skill without being influenced by gender, age, cultural background or other personal traits. Only by impartially assessing the skills and competence of individuals and removing any barriers that may prevent an objective review is Enerplus able to identify the best candidates for any role, development opportunity or promotion. In an effort to engrain this in Enerplus' corporate culture, the Board has adopted a Diversity Policy which attempts to remove any bias in the Company's candidate selection process.

By welcoming people with different backgrounds and perspectives, we might gain new insights into our business and enhance our business decision making and problem solving. Accordingly, Enerplus supports and encourages diversity in the workplace because it's smart business.

Gender Diversity

Enerplus is committed to a corporate culture of inclusiveness and tolerance without resorting to the use of arbitrary gender targets or diversity-based quotas. Enerplus has been successful in its efforts to recruit exceptional leaders who are women. As evidenced by the December 31, 2015 statistics in the chart below, Enerplus is proud of its current gender diversity. Enerplus will continue to monitor its gender diversity and disclose the results of its gender profile to the Shareholders on an annual basis.

Category	Total	Number of Women	% of Women
Board of Directors (standing for re-election)	9	2	22
Executive Officers	11	2	18
Managers	30	10	33

The Corporate Governance & Nominating Committee takes into account the current percentage of women on the Board as one factor in its director recruitment process. Similarly, Enerplus' management also considers gender when making employment and promotion decisions. However, while being mindful of female representation, both management and the Committee do not prioritize gender at the expense of recruiting the most qualified individuals available.

Board and Committee Meetings

The Board meets a minimum of six times per year. Each Board meeting includes an in-camera discussion of the independent directors without the presence of management. Directors may assist in preparing the agenda for Board and committee meetings. The directors receive a comprehensive package of information in advance of each meeting. Further, the Board attends an annual strategic planning session to review, amend or adopt long term strategies and new corporate objectives for the upcoming year. Further details on Board and Committee meeting attendance are outlined in the individual director profiles.

Board Directorship Policy

Being an active and contributing member of the Board requires skill, experience and a personal commitment of both time and energy. To ensure that all directors have sufficient time to commit to the Board, Enerplus has adopted a policy according to which, should a director wish to serve on the board of directors of another entity, such director must obtain prior approval before committing to do so. The Chair of the Corporate Governance & Nominating Committee and the Chairman review any requests of Board members who wish to serve on other boards.

After a detailed review, which will take into account the current number of directorships, potential conflicts, and the director's past performance assessments, a decision will be rendered based on the facts of the request. The purpose of this policy is to ensure that the director will have sufficient time to successfully satisfy his or her obligations to Enerplus and ensure that no directors of Enerplus become overloaded. At the present time,

Enerplus believes all of the nominees for election to the Board have sufficient time to commit to their duties as Enerplus directors.

The policy also requires that the CEO be subjected to the same review process as independent directors if the CEO wishes to serve on the board of directors of another entity. The policy restricts the CEO to only one such directorship position. Currently, the CEO does not sit on the board of directors of any other issuer.

Director Compensation

In order to attract and retain skilled, high functioning individuals to serve as Board members, Enerplus consciously monitors the director compensation practices of its market peers. The Corporate Governance & Nominating Committee, in consultation with an external compensation advisor, regularly reviews the compensation of the members of the Board. Following the review, the Committee makes recommendations to the Board for its consideration when it believes changes in director compensation are warranted or appropriate.

Director Nomination Processes, Succession Planning and Board Renewal

A core responsibility of the Corporate Governance & Nominating Committee is to identify prospective Board members, consistent with Board approved criteria, and to recommend such individuals as nominees for election to the Board at each annual meeting of shareholders or to fill vacancies on the Board which occur during the year. See *Board Mandate and Committees - Corporate Governance & Nominating Committee* for a description of the Committee's other responsibilities.

For the Corporate Governance & Nominating Committee to recommend an individual for Board membership, candidates are assessed on their individual qualifications and expertise, as well as diversity of experience. They must also exhibit the highest degree of integrity, professionalism, values and independent judgment. The Committee and the Board do not adhere to any quotas in determining Board membership; however, the Committee recognizes diversity as an important selection criteria.

On an ongoing basis, the Corporate Governance & Nominating Committee asks incumbent directors and senior management to suggest individuals to be considered as prospective Board nominees. When it becomes apparent that a new Board nominee may be required and/or considered for the Board, the Committee utilizes the Director Skills Matrix in reviewing potential candidates against the skill set of the incumbent Board. Potential nominees who possess experience and expertise in identified areas of need will be given priority. When necessary, the Committee may engage the services of a search firm to assist them in the identification of director candidates with the necessary skills or experience the Board requires.

Executive Succession Planning

The Compensation & Human Resources Committee is accountable for reviewing management's ongoing succession, leadership and talent strategy programs and plans. Management, on a regular basis, provides the Committee with a detailed succession plan for each executive position and identifies possible succession gaps in the current staff. Further, the Committee and the CEO conduct a detailed review of current employees who are potential successors for all executive positions, with particular focus on the CEO and Senior Vice President roles. The review includes an assessment of each individual's strengths and development requirements, an estimate as to when such individuals may be prepared to accept such a role change, and any current plans for such individual's career development. The succession and leadership plans are reviewed regularly at Committee meetings.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct applicable to all directors, officers, employees and consultants of Enerplus. The Code sets out in detail the core values and the principles by which Enerplus is governed. It addresses topics which include: honest and ethical conduct, conflicts of interest, compliance with applicable laws and Company policies and procedures, public disclosure, use of corporate assets and opportunities, confidentiality of corporate information, reporting responsibilities and procedures, and non-retaliation. The Code is available on Enerplus' website at www.enerplus.com, under Enerplus' SEDAR profile at www.sedar.com and on Form 6-K on EDGAR at www.sec.gov.

The Board and the Audit & Risk Management Committee have established a Whistleblower Policy to encourage members of the public, employees, officers and directors to raise concerns regarding matters covered by the Code, including accounting, internal controls and auditing matters. Anyone may contact the Chair of the Audit & Risk Management Committee, the CEO, the Vice President, General Counsel & Corporate Secretary or the Vice President, People & Culture to report a contravention of the Code on a confidential basis free from discrimination, retaliation or harassment. A copy of the Whistleblower Policy is available on Enerplus' website at www.enerplus.com.

In addition, in order to ensure independent judgment in considering transactions and agreements in which a director or officer of Enerplus has a material interest, all related party transactions and any payments arising from such transactions are approved by the independent directors. No such material transactions or payments occurred in the past year.

Independent Director Performance Assessments

The Corporate Governance & Nominating Committee is responsible for assessing the effectiveness of the Board and the Board committees. The Chair of the Committee leads an annual Board effectiveness roundtable discussion with all members of the Board during an in-camera session at the annual strategic planning session of the Board. The topics discussed are specifically chosen to elicit frank discussion about issues or concerns which might be preventing the Board from being as effective as it otherwise could be. Suggestions and actions which arise out of these discussions are provided to the Corporate Governance & Nominating Committee for further handling and implementation.

In addition to and separate from the roundtable discussions noted above, the Board undertakes a regular peer-to-peer evaluation process. This process is a formal process of performance evaluation of each of the individual directors on the Board, each of the different Chairs of the Board Committees and the Chairman.

Pursuant to the evaluation process, each director is required to participate by providing an anonymous and fulsome written evaluation of all of the directors on the Board. The process is primarily designed to evaluate the relative contributions of each of their fellow directors. The peer-to-peer evaluation requires a director to rate his or her peers on such attributes as collaboration and teamwork, continuous improvement mindset, financial and business acumen and overall contribution. Further, each director is also required to complete a self-evaluation which is then compared to the collective evaluation by that director's peers. Following the completion of the evaluation and the confidential tabulation of the results, the Chairman confidentially meets with each director individually to review the results of their evaluation and propose steps a director might consider to address any perceived shortcomings. In addition, the Chair of the Corporate Governance & Nominating Committee confidentially meets with the Chairman to review the Chairman's evaluation. The purpose of these assessments is to assist in enhancing the overall performance of each individual director and address any areas requiring improvement. Also, these assessments serve to improve the Board's oversight and effectiveness in fulfilling its obligation to provide advice and strategic direction to management.

The Board does not utilize term limits for its directors. Rather, the Board relies on its rigorous evaluation process to ensure healthy Board renewal. The Board considers this strategy to be essential in maintaining its ability to effectively perform its functions.

Shareholder Engagement

During 2015, the Chairman, the Chair of the Compensation & Human Resources Committee and several members of the executive of Enerplus reached out, as appropriate, to various corporate governance stakeholders and Shareholders to listen to their opinions and concerns. The meetings often involved a dialogue on a variety of topics, including: executive compensation issues, various corporate governance matters, disclosure practices, shareholder engagement, entity risk management, corporate operating results, capital allocation, liquidity issues, dividend strategy, portfolio management and commodity hedging. In total, Enerplus representatives met more than forty Shareholders, representing approximately 25% of Enerplus' issued and outstanding Common Shares.

Enerplus carries out its Shareholder engagement activities through a variety of different methods. In addition to its annual Shareholders meeting, which is webcast, Enerplus hosts "Investor Day" presentations for Shareholders and participates in numerous investor conferences and one-on-one meetings. Enerplus also regularly communicates its quarterly results via conference calls and webcasts. Shareholders are encouraged to contact Enerplus' Investor Relations department by letter, phone or email to share their views and comments. Enerplus believes that increased stakeholder and Shareholder engagement provides the Company with invaluable insight with regard to what stakeholders and Shareholders are thinking and what is important to them. As part of its long-established objective of open communication, the Board invites stakeholders and Shareholders alike to engage with representatives of the Company at investorrelations@enerplus.com or by telephone at 1-800-319-6462.

BOARD MANDATE AND COMMITTEES

The Board is responsible for the overall stewardship of Enerplus and discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman and the officers of Enerplus. The Board has five committees, listed below, each operating in accordance with a Board-approved written mandate outlining its duties and responsibilities. The following section outlines the assignment and rotation of committee chairs and a general review of each of the Board committees and their respective functions. A copy of the Board's mandate is included in Schedule A to this Information Circular and can be found on Enerplus' website at www.enerplus.com.

- Audit & Risk Management Committee
- Compensation & Human Resources Committee
- Corporate Governance & Nominating Committee
- Reserves Committee
- Safety & Social Responsibility Committee

Position Descriptions and Responsibilities

The Board has position descriptions for the Chairman and for the Chair of each committee. The Board and CEO have also developed a written position description for the CEO.

The Chairman is responsible for the management, development and effective leadership of the Board. The Chairman's primary role is to provide leadership to the Board and its committees, including chairing meetings in a manner that facilitates open discussions and expressions of competing views in an effort to achieve consensus among the directors. The Chairman is also responsible for, among other things, fostering ethical and independent decision-making, providing a link between the Board and management, and acting in an advisory capacity to the CEO in all matters concerning the interests and management of Enerplus.

Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee chairs are based on each director's knowledge, interests and areas of expertise. The Board favours rotation of committee assignments and chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees. However, the Board believes experience and continuity must be preserved when considering candidates for rotation. Committee members and chairs may be rotated in response to changes in membership of the Board and, in all cases, should be rotated only if doing so is likely to maintain or increase committee performance. All directors are welcome to attend committee meetings and are given access to all committee materials regardless of whether they are a member of the committee.

Audit & Risk Management Committee

Chair: Robert B. Hodgins

Members: Michael R. Culbert, Hilary A. Foulkes, Glen D. Roane, and Sheldon B. Steeves

Accountability: Responsible for the Board's review and oversight of Enerplus' financial reporting. The specific responsibilities of the Audit & Risk Management Committee are set out in the Audit & Risk Management Committee charter, a copy of which is on Enerplus' website at www.enerplus.com.

Key Responsibilities:
- Assess financial reporting and continuous disclosure of Enerplus
- Review Enerplus' internal controls and policies, the certification process, and compliance with regulatory requirements over financial matters
- Evaluate and monitor the performance and independence of Enerplus' external auditors
- Monitor the manner in which the business risks of Enerplus are identified and managed
- Certain information regarding the Audit & Risk Management Committee that is required to be disclosed in accordance with National Instrument 52-110 is contained in Enerplus' Annual Information Form for the year ending December 31, 2015 dated February 19, 2016, an electronic copy of which is available on the internet under Enerplus' SEDAR profile at www.sedar.com, in Enerplus' annual report on Form 40-F filed on EDGAR at www.sec.gov and on Enerplus' website at www.enerplus.com.

Compensation & Human Resources Committee

Chair: Susan M. MacKenzie

Members: David H. Barr, Michael R. Culbert and Hilary A. Foulkes

Accountability: Assists the Board in fulfilling its duties regarding human resources policies, succession planning, talent management and compensation matters. The Committee also recommends the form and adequacy of compensation arrangements for Enerplus' executive officers and employees, having regard to associated risks and responsibilities. The Committee obtains executive compensation data from external consultants who provide advice regarding the compensation of executive officers to ensure achievement of compensation objectives.

Key Responsibilities:
- Assess the performance of senior management with reference to corporate objectives
- Make base salary recommendations for the CEO and senior management to the Board for its approval, having regard to executive compensation policies, programs and awards
- Make annual incentive recommendations to the Board for its approval, including the corporate performance rating and individual performance ratings of officers of Enerplus
- Review and make recommendations to the Board for approval regarding the granting of awards to officers and employees under Enerplus' long term incentive plans
- Review overall compensation programs to ensure competitiveness, reasonableness and employee retention
- Review long term succession plans for executive positions
- Oversee assessment of Enerplus' risks relating to its compensation philosophy, policies and practices to ensure that executives are not encouraged to take unnecessary or inappropriate risks, and to review disclosure in these respects
- Review management's progress in achieving the objectives of the Diversity Policy and disclose results of such progress to Shareholders on an annual basis

Corporate Governance & Nominating Committee

Chair: Glen D. Roane

Members: Michael R. Culbert and Robert B. Hodgins

Accountability: Assists the Board in matters of corporate governance and regularly reviews Enerplus' internal practices and policies to ensure that such practices and policies reflect corporate governance best practices. Furthermore, the Committee also assists the Board in identifying and evaluating director candidates and recommending nominees for membership on the Board.

Key Responsibilities:
- Assess and make recommendations to the Board on size and the appropriate skills and characteristics required of Board members
- Recommend nominees for election or re-election to the Board
- Annually review each director's continuation on the Board
- Facilitate an annual Board effectiveness session and a director peer-to-peer evaluation process to coordinate the implementation of suggested improvements and strategies
- Review and monitor the orientation of new directors
- Regularly review Enerplus' corporate governance practices as well as recommend to the Board any changes that the Committee deems necessary or advisable
- Review Enerplus' annual disclosure of corporate governance practices
- Review Enerplus' corporate governance practices as an ongoing practice to ensure that procedures, charters, policies and protocols are followed
- Review director compensation and make change recommendations to the Board annually
- Review and update evergreen list of potential directors

Reserves Committee

Chair: Sheldon B. Steeves

Members: Hilary A. Foulkes and Susan M. MacKenzie

Accountability: Assists the Board in carrying out its responsibilities with respect to public disclosure requirements and annual and interim reviews of Enerplus' oil and natural gas reserves and contingent resources.

Key Responsibilities:
- Recommend to the Board the engagement of the independent reserves evaluators
- Review management's assessment of the work of the independent reserves evaluators annually
- Review Enerplus' procedures relating to the disclosure of information with respect to its reserves and resources
- Review the scope of the annual review of the reserves and resources by the independent reserves evaluators, including findings and any disagreements with management
- Meet in-camera with the independent reserves evaluators
- Determine whether any restrictions affect the ability of the independent reserves evaluators in reporting on Enerplus' reserves and resources data
- Receive, annually, signed independent reserves evaluators' reports and a certificate of compliance and due diligence from management
- Make recommendations to the Board regarding the approval of Enerplus' year-end reserves evaluations

Safety & Social Responsibility Committee

Chair: David H. Barr

Members: Hilary A. Foulkes and Susan M. MacKenzie

Accountability: Assists the Board in carrying out its responsibilities to provide oversight on management's development and implementation of an effective safety and environmental management system, to ensure that Enerplus' activities are planned and executed in a safe and responsible manner and that there are adequate systems in place to support ongoing compliance with Enerplus' regulatory obligations.

Key Responsibilities:
- Review Enerplus' health, safety, regulatory and environmental ("HSRE") programs and policies
- Review Enerplus' performance related to HSRE matters on a semi-annual basis
- Review external and internal HSRE reports on material risk assessments, ongoing investigations and audits performed
- Review the status of significant remediation projects, developments and environmental provisions
- Ensure that long range preventive programs are in place to mitigate future risks
- Participate in bi-annual visits to one of Enerplus' operating facilities
- Receive an annual compliance certificate from management
- Generally ensure the integrity of Enerplus' HSRE programs and policies

DIRECTOR COMPENSATION

Philosophy

The Board, through the Corporate Governance & Nominating Committee and in consultation with an external compensation advisor, is responsible for benchmarking and designing the directors' compensation program. The Committee annually reviews director compensation relative to a peer group and targets total compensation at the median. The overall objective is to ensure the director compensation program:

- ✓ Attracts and retains the services of highly qualified individuals

- ✓ Compensates the directors in a manner that is competitive with other comparable peers and commensurate with the risks and responsibilities assumed in Board and committee membership

- ✓ Aligns the interests of the directors with Shareholders

Directors' compensation includes annual retainers, meeting fees and annual share awards (which can be accepted in the form of Common Shares or Deferred Share Units ("DSUs")). Directors are not eligible to receive other forms of equity such as stock options, incentive rights, restricted share units or performance share units.

The director compensation table set forth below excludes any compensation paid to Mr. Dundas and only refers to the compensation of independent directors. Mr. Dundas does not receive any compensation related to his services as a director of the Board. For information on Mr. Dundas' compensation in his capacity as CEO, see the *"Executive Compensation"* section.

Fees and Retainers

Directors receive cash fees and retainers paid on a quarterly basis. They are also reimbursed for travel expenses related to their attendance at meetings.

2015 Annual Cash Retainer or Meeting Fees	Cash
Board Chairman Retainer	$120,000
Director Retainer	$35,000
Audit & Risk Management Committee Chair/Compensation & Human Resources Committee Chair	$20,000
Other Committee Chairs	$10,000
Annual Meeting Fees	$25,000

Share-Based Awards

Directors receive an annual non-cash retainer which they may elect, prior to the relevant calendar year, to receive either in Common Shares paid under the Director Share Plan or DSUs under the Deferred Share Unit Plan, or a combination of both.

2015 Annual Equity Retainer	Equity
Board Chairman Retainer	$150,000
Director Retainer	$97,500

In light of the impact that falling commodity prices has had on the Common Share price, the directors unanimously agreed to take a reduced equity retainer for 2016. The directors reduced their equity retainers by 20%, relative to the number of DSUs or Common Shares that otherwise would have been awarded. The Board believed that their compensation should better align with the interests of the Shareholders and the compensation reductions realized by Enerplus executives and staff.

Director Share Plan

Under the Director Share Plan, on an annual basis, Common Shares are purchased by Enerplus on the TSX for payment to eligible directors who have elected to be paid all or a portion of their annual non-cash retainer in Common Shares. The Common Shares are not issued from treasury and such securities are not subject to any transfer or resale restrictions imposed on the directors. In 2015, the number of Common Shares purchased was calculated by dividing the dollar value of the portion of the director's non-cash annual retainer that he or she had elected to be paid in the form of Common Shares by the volume weighted average trading price of the Common Shares on the TSX for the last ten trading days in 2014. Equity payments received by the directors in the form of Common Shares granted under the Director Share Plan were considered "share-based awards", which awards vested and were paid immediately as described in the Director Summary Compensation Table. Therefore, no such awards were outstanding as at December 31, 2015.

Deferred Share Unit Plan

Directors who have elected to be paid all or a portion of their annual non-cash retainer in DSUs receive their awards effective the first day of each calendar year. The number of DSUs credited to any director in a calendar year is calculated by dividing the dollar value of the portion of the director's non-cash annual retainer that he or she has elected to be paid in the form of DSUs by the volume weighted average trading price of the Common Shares on the TSX for the last ten trading days of the preceding calendar year. The DSUs vest immediately but are not paid out until a director ceases to be a director of Enerplus.

When a director ceases to serve on the Board for any reason, the director will receive a cash payment for each DSU credited equal to the volume weighted average trading price of the Common Shares on the TSX for the ten trading days immediately preceding the termination date.

The plan was amended in 2014 to align the treatment of dividends with other long term incentive plans of Enerplus. For DSUs granted prior to 2014, upon payout the director receives a cash payment equal to the amount of dividends, if any, that would have been paid on the DSUs if they were outstanding as Common Shares from the date of grant. For DSUs granted in or after 2014, the number of DSUs held by a director is increased each month, on a compounding basis, as if the dividends paid on the Common Shares were also paid on the DSUs and reinvested into additional DSUs using the volume weighted average trading price of the Common Shares on the TSX for the five trading days up to and including the dividend payment date.

Director Summary Compensation Table

The following table summarizes the aggregate compensation provided to each of the independent directors in 2015. Mr. Dundas, the CEO of Enerplus, did not receive any compensation in his capacity as a director.

In 2015, a total of $1,723,384 was paid to the directors in annual compensation: $417,500 in annual cash retainers, $998,384 in share-based retainers, $70,000 paid to those directors who acted as chair of a committee and $237,500 for Board and committee meetings. This includes the retainer and fees paid to Messrs. Dodge and Nelson who did not stand for re-election to the Board at the annual meeting of Shareholders on May 8, 2015 and Mr. Fraser who resigned from the Board on December 15, 2015.

Name	Annual Retainer	Chair Committee Retainer	Meeting Fee	Share-Based Awards[1] (value awarded, and vested or earned, during the year)	Total Compensation	Share-Based Awards[2] (value awarded, and vested or earned, not paid out during the year)
	$	$	$	$	$	
David H. Barr	35,000	10,000	25,000	97,500	167,500	97,500
Michael R. Culbert	35,000	-	25,000	97,500	157,500	97,500
Edwin V. Dodge[3]	8,750	-	6,250	34,192	49,192	
Hilary A. Foulkes	35,000	-	25,000	97,500	157,500	97,500
James B. Fraser[4]	35,000	-	25,000	97,500	157,500	-
Robert B. Hodgins	35,000	20,000	25,000	97,500	177,500	-
Susan M. MacKenzie	35,000	20,000	25,000	97,500	177,500	97,500
Donald J. Nelson[3]	8,750	-	6,250	34,192	49,192	
Elliott Pew	120,000	-	25,000	150,000	295,000	150,000
Glen D. Roane	35,000	10,000	25,000	97,500	167,500	97,500
Sheldon B. Steeves	35,000	10,000	25,000	97,500	167,500	97,500
Total	417,500	70,000	237,500	998,384	1,723,384	735,000

Notes:
1. Represents the value of Common Shares purchased by Enerplus for directors under the Director Share Plan and/or the value of DSUs granted to the various directors under the Deferred Share Unit Plan, as elected by each director in 2015.
2. Represents the value of DSUs credited under the Deferred Share Unit Plan to those directors who elected to receive a portion of their non-cash retainer in DSUs. The value is calculated by dividing the dollar value of the portion of the directors' non-cash retainer that is elected to be paid in the form of DSUs by the weighted average trading price of the Common Shares on the TSX for the last ten trading days in 2014, which was $11.29.
3. Messrs. Dodge and Nelson did not stand for re-election to the Board at the annual meeting of Shareholders held on May 8, 2015.
4. Mr. Fraser resigned from the Board effective December 15, 2015.

Director Share Ownership Requirements

In order to further align the directors' interests with those of Shareholders, directors are required to hold equity interests in Enerplus (Common Shares and/or DSUs) equal to a minimum of three times their total annual compensation (cash and non-cash) within five years of their election date to the Board.

Outlined below is the number and value of Common Shares and DSUs owned by each independent director as at March 1, 2016. Share ownership requirements for Mr. Dundas, the CEO of Enerplus, are reflected in the *"Executive Compensation"* section in this Information Circular. The value of a director's ownership requirement is calculated based on the higher of either the closing price of the Common Shares on the TSX on March 11, 2016 or their original purchase price (and in the case of DSUs, their grant date fair value).

Currently, all Board members have met or have additional time to achieve their prescribed share ownership level.

Name	Common Shares (#)	DSUs (#)	Total Value of Share Ownership [1] ($)	Share Ownership Requirement ($)	Share Ownership Achievement	Share Ownership Requirement Date
David H. Barr	40,000	41,639	698,289	397,500	Achieved	July 2016
Michael R. Culbert	10,000	25,773	375,862	397,500	In Progress	March 2019
Hilary A. Foulkes	4,600	25,773	274,991	397,500	In Progress	February 2019
Robert B. Hodgins	18,923	15,866	717,301	397,500	Achieved	February 2015
Susan M. MacKenzie	6,450	41,639	558,888	397,500	Achieved	July 2016
Elliott Pew	21,100	55,517	964,711	735,000	Achieved	September 2015
Glen D. Roane	99,679	44,282	2,830,865	397,500	Achieved	February 2015
Sheldon B. Steeves	1,600	38,460	401,198	397,500	Achieved	June 2017

Note:

1. *Based on the closing price of the Common Shares on the TSX of $4.07 per Common Share on March 1, 2016 or their book value at the time of acquisition, whichever is higher.*

Letter to Shareholders

Dear Fellow Shareholder,

We, the Board of Directors, are accountable to our Shareholders for the overall stewardship of Enerplus.

Our accountability includes a commitment to provide our Shareholders with information on the executive compensation philosophy, programs and decision-making at Enerplus that enable us to attract, motivate and retain the high quality executive talent we need to deliver Shareholder value.

The purpose of this letter is to provide an overview of Enerplus' performance in 2015, the compensation decisions we made, as well as changes we have made that will impact executive compensation going forward.

2015 Business Overview

2015 was a strong year for Enerplus, despite facing a challenging commodity price environment. We achieved results that exceeded the majority of our internal targets and analyst expectations. Our key attributes are our top tier assets, operational excellence and strong financial stewardship. In support of these attributes, we focus on:

✓ **Portfolio** – Despite a very challenging environment, our divestment program was highly successful. We closed a series of transactions for accretive metrics. These transactions supported our balance sheet, funded development, focused our portfolio, and reduced future corporate liabilities.

✓ **Operational Excellence** – We exceeded our production targets while maintaining disciplined capital management. We achieved sustainable cost improvements and efficiencies throughout the organization that allowed us to exceed our operating expense targets and significantly improve our overall corporate cost structure.

✓ **Responsibility** – We continued to build a safer, more environmentally sustainable company. We enhanced our behaviour-based safety mindset and experienced significant improvements in key safety targets and high and low risk non-compliance metrics. We introduced our first Corporate Social Responsibility Report, which highlighted our continued progress in this important area.

✓ **People** – Our continued work on a pay for performance culture, leadership and a results-focused work environment enabled our achievements. Our employee survey results indicate that Enerplus has very strong employee engagement levels.

Despite these successes, our share price reflected the macro-environmental factors impacting most energy producers. Our total shareholder return was -52%, which was slightly below the average return among both our Canadian and our U.S. peers.

These results, with a particular emphasis on total Shareholder return, had a direct impact on executives' 2015 bonuses, as well as on long term incentive award payouts that occurred during 2015.

2015 Compensation & Human Resources Changes

The Company's compensation framework and programs are continuously reviewed for effectiveness in achieving our compensation objectives. Further descriptions of executive compensation philosophy, framework and elements as well as compensation paid to Named Executive Officers in 2015 are outlined in the *"Compensation Discussion & Analysis"* section. Below is a summary of key changes made in 2015 to further align compensation with Shareholder interests and market best practices.

Incentive Plans
- ✓ Introduced and applied a corporate performance funding framework to the individual portion of short term incentives, to ensure that aggregate bonus amounts are affordable.
- ✓ Adjusted corporate performance categories for the short term incentive scorecard to include Responsibility and People and assigned prescribed weightings to each performance category.
- ✓ Evaluated the market competitiveness of our short and long term incentives for our executives and made select adjustments to align with our philosophy to target pay at the median of our peer group.

Succession Planning
- ✓ Evolved succession planning to better align with our future business needs. We extended the succession planning discussion lower into the organization.
- ✓ Executed on certain succession plans, including promoting Ms. Jenson Labrie to CFO.

Workforce Reductions
- ✓ Enerplus reduced its workforce by approximately 20% in 2015. These reduced staffing levels, along with other cost savings, resulted in Cash G&A expenses of $2.09/BOE, which were below guidance of $2.20/BOE despite $11.5MM in one-time severance charges.

2015 Compensation Decisions

Every year, the Compensation & Human Resources Committee reviews executive pay, benchmarking analysis and risk considerations, and stress tests compensation payouts under various performance scenarios. The Committee considers corporate and individual performance results in order to make informed executive compensation decisions that are tied to the performance of Enerplus and Shareholder returns.

CEO Compensation
Mr. Dundas' total compensation in 2015 was $3,233,412. Mr. Dundas' compensation was reviewed for market competitiveness in 2014 and, as a result, his 2015 short and long term incentive pay targets were adjusted upward to ensure alignment with our compensation philosophy to target pay at the median of our compensation peer group.

The Compensation & Human Resources Committee and the Board used discretion to reduce Mr. Dundas' short term incentive in order to arrive at a value that felt appropriate given the current commodity price environment. The resulting short term incentive award does not fully reflect Mr. Dundas' and Enerplus' strong operational performance in 2015.

Executive Base Salaries
Decisions on executive base salaries were made in February 2015 to reward individual performance, acknowledge individual potential, link long term pay to performance, and ensure continued competitiveness within our peer group. In light of significantly lower commodity prices in the first quarter of 2015, the Compensation & Human Resources Committee, in consultation with management, believed it was appropriate to forego base salary increases for the majority of Enerplus staff. As such, the majority of the executive team, including Mr. Dundas, did not receive a base salary increase in 2015.

Executive Short Term Incentives
For 2015, based on the recommendation of the Compensation & Human Resources Committee, the Board applied discretion to significantly reduce the calculated corporate performance rating from an exceptional result to a target of 1.0. This revised rating reflects Enerplus' success at exceeding the majority of Portfolio, Operational Excellence, Responsibility, and People goals and objectives, but acknowledges the decline in absolute return experienced by our Shareholders. This compares to a 1.0 performance rating in 2014, where Board discretion was also applied for similar reasons. More details on this year's rating follow in the *"Compensation Discussion & Analysis"* section of this Information Circular.

Executive Long Term Incentives

Following a multi-year assessment of executive long term incentives, Enerplus increased selected executives' targets to realign their targets with median market pay levels. Long term incentives awarded in 2015 were determined in February 2015, and reflected market compensation levels for comparable roles, as well as each individual's contributions, skills and anticipated future value to the organization.

2016 Compensation Decisions

Base Salary

In light of continued poor commodity prices, the Compensation & Human Resources Committee, in consultation with management, believed it was appropriate to forego annual base salary increases for all levels of Enerplus staff. As such, neither Mr. Dundas nor any of the other NEOs received a base salary increase in February 2016.

Long Term Incentive

✓ Reduced annual long term incentive award values to reflect our best view of evolving current market levels and to make responsible use of the treasury reserve.
✓ Closed the Stock Option Plan.
✓ Reduced the 2016 equity retainer received by directors by 20%.

Savings Plan

Following a review of competitive practices, Enerplus lowered the maximum employer contribution to the Canadian Savings Plan to 10% of salary as of January 1, 2016.

Have Your Say on Pay

As a Shareholder, we value your opinion on how we steward Enerplus and the decisions we make. Annually, Shareholders vote on the approval of the non-binding resolution on Enerplus' approach to executive compensation. This resolution was approved by 94% of Shareholders who voted at the last Shareholder meeting and we trust we have made appropriate decisions to secure another favourable vote this year. We welcome your input at any time of the year regarding executive compensation, philosophy and how to strengthen the linkage to performance. Two-way communication increases transparency, and our confidence that we are making the right decisions on your behalf and for Enerplus. To contact us, you can write to Enerplus, Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, or telephone (1-800-319-6462) or email (investorrelations@enerplus.com).

Sincerely,

"Elliott Pew"   *"Susan M. MacKenzie"*

Elliott Pew   Susan M. MacKenzie
Board Chairman   Chair of the Compensation & Human Resources Committee

Named Executive Officers

The Named Executive Officers who are the focus of the Compensation Discussion & Analysis and who appear in the compensation tables are:

Name	Title	Level
Ian C. Dundas	President & CEO	CEO
Jodine J. Jenson Labrie	Senior Vice President & Chief Financial Officer	SVP
Robert J. Waters	Former Senior Vice President & Chief Financial Officer	SVP
Raymond J. Daniels	Senior Vice President, Operations	SVP
Eric G. Le Dain	Senior Vice President, Corporate Development, Commercial	SVP
Edward L. McLaughlin	President, U.S. Operations	VP

Named Executive Officer Profiles

The following profiles provide you with background on each of the Named Executive Officers who continued to be employed by Enerplus as of December 31, 2015, including experience, education and achievements for 2015. In addition, their individual 2015 total compensation, comparison to 2014 compensation, and percentage of at risk compensation is reflected below. Enerplus terminated Mr. Robert J. Waters without cause from his position as the Senior Vice President & Chief Financial Officer of Enerplus effective September 14, 2015. Ms. Jodine J. Jenson Labrie succeeded Mr. Waters on September 15, 2015.



Ian C. Dundas

Position:	President & Chief Executive Officer
Experience:	Enerplus – 14 years; Industry – 25 years
Location:	Calgary, Alberta

Accountability

Mr. Dundas became President & Chief Executive Officer of Enerplus on July 1, 2013. He joined Enerplus' predecessor in 2002 as Vice President of Business Development, where he was responsible for corporate acquisition and divestment strategies. In 2010, his role expanded to that of Executive Vice President. In 2011, Mr. Dundas was appointed to Executive Vice President & Chief Operating Officer, where he oversaw the development and execution of the company's operational strategies, strategic planning, marketing and reserves, as well as acquisitions and divestments. As President & Chief Executive Officer, Mr. Dundas is responsible for overall leadership of the strategic and operational performance of Enerplus.

Biography

Prior to joining Enerplus, Mr. Dundas held several executive positions in the merchant banking business, where he helped oil and gas companies grow by accessing the funding and expertise they required. Mr. Dundas is a member of the Canadian Council of Chief Executives and of the Board of Governors of the Canadian Association of Petroleum Producers. Mr. Dundas has been an active volunteer in numerous charitable endeavors and is currently Co-chair of the Calgary YMCA Partner of Potential campaign. Mr. Dundas has sat on the boards of numerous private and public companies. Mr. Dundas holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Bachelor of Laws (Distinction) from the University of Alberta. He was called to the Alberta Bar in 1995.

2015 Key Achievements

✓ Divested non-core assets to preserve the balance sheet, fund development, focus the portfolio and reduce corporate liabilities.
✓ Met or exceeded the majority of the organization's operational and safety goals.
✓ Managed capital in order to reduce operating expenditures and G&A costs by 5% and 6%, respectively, relative to 2014, while increasing production relative to 2014 by 3%.

Compensation Component	2015	2014	Change %	2015 Mix %	At Risk in 2015
Base Salary Earnings	517,500	514,583	1%	16%	
Equity Awards Value	2,277,011	2,018,261	13%	70%	80% of total compensation was at risk
Annual Incentive Plan	310,500	426,420	-27%	10%	
Other Compensation	128,401	99,717	29%	4%	
Total[1]	**3,233,412**	**3,058,981**	**6%**	**100%**	

Note:
1. Mr. Dundas received a one-time payment of $29,856 for accrued, unused vacation in 2015 as Enerplus transitioned to a new vacation policy.



Jodine J. Jenson Labrie

Position:	SVP & Chief Financial Officer
Experience:	Enerplus – 13 years; Industry – 20 years
Location:	Calgary, Alberta

Accountability

Ms. Jenson Labrie is a member of the senior executive team and oversees finance, accounting, tax, insurance and risk, as well as information and corporate services. Ms. Jenson Labrie was promoted to Senior Vice President & Chief Financial Officer in September 2015. She joined Enerplus in 2003 and has held progressive leadership roles including Controller, Finance and Senior Manager, Planning & Marketing prior to being promoted to Vice President, Finance in 2013.

Biography

Prior to joining the Company, she held an executive position at a U.S. bank and was a senior manager at KPMG LLP, where she held various roles in the Assurance and Financial Advisory Services group. In 2015, Ms. Jenson Labrie was elected to the Board of Governors of the Explorers and Producers Association of Canada.

Ms. Jenson Labrie is a Chartered Accountant and Chartered Business Valuator. She graduated from the University of Calgary with a Bachelor of Commerce (Distinction).

2015 Key Achievements

✓ Assumed responsibility for Information Services and Corporate Properties.
✓ Improved the succession plans and streamlined the organizations of Finance, Tax and Information Services.
✓ Gained efficiencies and simplified internal work flows through the use of information systems to automate manual processes for asset retirement obligations, tax, insurance and the electronic payment process in the U.S.
✓ Extended the maturity of the bank facility to 2018 with enhanced covenants and the full support of lenders.
✓ Created additional balance sheet funding of $40 million through the unwinding of long-dated foreign exchange swaps.

Compensation Component	2015	2014	Change %	2015 Mix %	At Risk in 2015
Base Salary Earnings	268,162	250,190	7%	26%	68% of total compensation was at risk
Equity Awards Value	574,196	377,445	52%	55%	
Annual Incentive Plan	132,780	144,675	-8%	13%	
Other Compensation	62,347	49,388	26%	6%	
Total[1]	**1,037,486**	**821,699**	**26%**	**100%**	

Note:
1. *Ms. Jenson Labrie received a one-time payment of $4,839 for accrued, unused vacation in 2015 as Enerplus transitioned to a new vacation policy.*



Raymond J. Daniels

Position:	SVP, Operations
Experience:	Enerplus – 9 years; Industry – 30+ years
Location:	Calgary, Alberta

Accountability

Mr. Daniels oversees the company's operations in both Canada and the U.S. His accountability is to strategically and economically develop the U.S. and Canadian assets in a safe and responsible manner. He oversees all geoscience and engineering functions related to developing the assets, and the required technical support services of surface and mineral land; production and facilities engineering; field operations; safety and social responsibility; and other operations-related functions.

Biography

Mr. Daniels joined Enerplus as Vice President of Oil Sands in 2007 and became Vice President, Development Services in 2009. In 2011, he was appointed to the position of Senior Vice President, Canadian Operations and his role was expanded again in 2012 to include U.S. Operations. He started his career in technical roles with Chevron Petroleum and held a number of management positions with Conoco U.K. Limited and Conoco Phillips Canada over a 23-year period. Prior to joining Enerplus, he served as ConocoPhillips Canada's Vice President on the Surmont oil sands development.

Mr. Daniels is a P. Eng and a Chartered Engineer with a Masters of Business Administration and a Bachelor of Science (Mechanical Engineering) from Aberdeen University.

2015 Key Achievements

✓ Exceeded all operational targets and ensured that his organization remained nimble with respect to the scope and execution of the capital program throughout the year. Took advantage of negotiated cost reductions, made sustainable cost structure changes and adopted and adapted technology to improve capital efficiencies.
✓ Substantially improved safety and social responsibility metrics, which included fewer injuries to workers, motor vehicle incidents, accidental spills and regulatory non-compliances.
✓ Achieved improved employee engagement while implementing significant organizational changes within the Operations department.

Compensation Component	2015	2014	Change %	2015 Mix %	At Risk in 2015
Base Salary Earnings[1]	363,782	364,654	0%	20%	75% of total compensation was at risk
Equity Awards Value	1,210,195	1,100,185	10%	68%	
Annual Incentive Plan	127,393	220,033	-42%	7%	
Other Compensation	87,564	73,500	19%	5%	
Total[2]	**1,788,934**	**1,758,372**	**2%**	**100%**	

Note:
1. Mr. Daniel's base salary earnings were lower in 2015, relative to 2014, due to a leave of absence in 2015.
2. Mr. Daniels' received a one-time payment of $14,105 for accrued, unused vacation in 2015 as Enerplus transitioned to a new vacation policy.



Eric G. Le Dain

Position:	SVP Corporate Development, Commercial
Experience:	Enerplus – 10 years; Industry – 30+ years
Location:	Calgary, Alberta

Accountability

Mr. Le Dain leads the strategic planning, business development, reserves, investor relations and marketing groups. His responsibilities include coordinating and participating in long range planning and the reserve process, acquisitions and divestments, commodity price risk management, and providing information to the public regarding business strategies and corporate performance.

Biography

Mr. Le Dain joined Enerplus in 2006 as Vice President of Marketing. In 2008, he added regulatory compliance and environmental responsibilities, and then his accountabilities shifted in 2010 when he was appointed Vice President, Strategic Planning, Reserves & Marketing. In 2011 he was promoted to Senior Vice President, and in 2013 business development and new plays were added to his portfolio. At the end of 2014, divestment oversight was added. Finally, in 2015 investor relations was added to his portfolio.

Prior to joining Enerplus, Mr. Le Dain was an Executive Director at UBS Commodities Canada Ltd., and at Enron Canada Corp., in origination and marketing. Prior to that he worked in operations and marketing at Shell Canada Limited and major projects at Husky Oil Operations Ltd.

Mr. Le Dain holds a Bachelor of Applied Sciences (Mechanical Engineering) degree from Queen's University and a Masters of Business Administration degree from the University of Calgary.

2015 Key Achievements

✓ Divestments achieved $287MM in proceeds versus target of $100MM, while significantly reducing long term liabilities.
✓ Enerplus was one of few Alberta/BC producers in 2015 with minimal impact from TCPL/Spectra gas pipeline outages due to active management of Enerplus transport capacity from 2012 through 2015.
✓ Price risk management program added $288MM of cash gains to funds flow in 2015.
✓ Added responsibility for the investor relations group.

Compensation Component	2015	2014	Change %	2015 Mix %	At Risk in 2015
Base Salary Earnings	343,978	336,595	2%	19%	76% of total compensation was at risk
Equity Awards Value	1,173,198	1,020,177	15%	66%	
Annual Incentive Plan	167,307	212,194	-21%	10%	
Other Compensation	82,770	76,782	8%	5%	
Total[1]	**1,767,253**	**1,645,748**	**7%**	**100%**	

Note:
1. Mr. Le Dain received a one-time payment of $12,425 for accrued, unused vacation in 2015 as Enerplus transitioned to a new vacation policy.



Edward L. McLaughlin

Position:	President, U.S. Operations
Experience:	Enerplus – 5 years; Industry – 30+ years
Location:	Calgary, Alberta

Accountability

Mr. McLaughlin oversees the day-to-day activities of our Bakken oil play in North Dakota and Montana as well as our Marcellus natural gas assets in the northeastern U.S. Mr. McLaughlin is based in our Denver office, where he joined Enerplus in 2011 as Manager of Land before becoming President, U.S. Operations in 2012.

Biography

Mr. McLaughlin has more than 30 years of oil and gas experience in the U.S. and has held numerous senior positions within the industry, including President of the U.S. subsidiary of a major oil and gas company. He has a Masters in Business Administration from the University of Colorado and is a Certified Professional Landman.

2015 Key Achievements

✓ Strong U.S. operational performance, flexibility and rigorous capital management delivered key metrics that exceeded corporate targets, including production, F&D costs, operating expenditures and G&A costs, and capital efficiencies.

✓ Focus on operational innovation and vigilant vendor contract negotiation yielded year over year reductions in well costs and operating expenditures/BOE for Enerplus' operated Ft. Berthold assets.

✓ Executed strategy of divesting of non-core assets, including the sale of certain non-operated Ft. Berthold assets and all operated Marcellus assets.

✓ Assumed prominent role among producers in the regulatory arena at Ft. Berthold in the areas of gas capture, air quality and numerous tribal related initiatives. Focused and active engagement with stakeholders has resulted in productive and positive relationships.

Compensation Component	2015	2014	Change %	2015 Mix %	At Risk in 2015
Base Salary Earnings	309,752	307,910	1%	28%	68% of total compensation was at risk
Equity Awards Value	623,376	580,785	7%	56%	
Annual Incentive Plan	131,645	185,851	-29%	12%	
Other Compensation	42,970	37,740	14%	4%	
Total[1]	**1,107,743**	**1,112,286**	**0%**	**100%**	

Notes:

1. Mr. McLaughlin is a U.S. employee paid in U.S. dollars and the compensation components are displayed here in U.S. dollars for the purposes of comparing the change year-over-year. Other compensation tables under the "Executive Compensation" section of this circular reflect the Canadian dollar equivalent of the U.S. dollar with respect to Mr. McLaughlin's compensation. For 2015, the Canadian dollar equivalent of the U.S. dollar is based on the exchange rate in effect on December 31, 2015 of US$1.00=CDN$1.3840. For 2014, the Canadian dollar equivalent of the U.S. dollar is based on the exchange rate in effect on December 31, 2014 of US$1.00=CDN$1.1601.

2. Mr. McLaughlin received a one-time payment of US$4,170 for accrued, unused vacation in 2015 as Enerplus transitioned to a new vacation policy.

Compensation & Human Resources Committee Governance

The Compensation & Human Resources Committee is made up exclusively of independent directors. Ms. MacKenzie serves as Chair, while other current members include Ms. Foulkes and Messrs. Culbert and Barr. The Committee members' experience in leadership roles throughout their careers, their extensive knowledge of the energy industry and their mix of experience in the areas of operations, corporate strategy and financial matters provides the collective experience, skills and qualities to effectively support the Committee in carrying out its mandate.

The Committee has primary responsibility for executive compensation, including setting compensation levels, ensuring plan designs align with Shareholder interests, assessing performance and compensation risk, and determining appropriate incentive payouts. For an annual work plan of the Committee's responsibilities, refer to Schedule B.

Executive Compensation Decision Making Process



External Compensation Advisor (retained by the Committee)	Management	Compensation & Human Resources Committee	Board of Directors	Shareholder Vote & Advisory Groups
Conducts analysis	*Creates a proposal*	*Reviews proposal and recommends to Board*	*Approves the proposal*	*Participates in advisory vote*

• Conducts benchmarking
  – develops a compensation peer group
  – pay for performance analysis
  – stress tests executive compensation payouts under various performance scenarios
 	
• Provides advice on trends and new regulatory developments related to executive compensation and governance
	• CEO proposes the corporate performance rating for the annual bonus pool
	
	• CEO proposes executive salary increases, annual bonuses, and PSU and RSU awards, considering
	  – individual and corporate performance against specific objectives
	  – the competitive positioning of each executive's compensation
	  – potential payouts of long term incentives
		• Reviews executive pay, benchmarking analysis, risk considerations, and stress testing
		
		• Considers corporate and individual performance results to develop executive compensation recommendations
		
		• Develops recommendations for the CEO's annual salary increase, annual bonus, and annual PSU and RSU awards
		
		• May modify the CEO's proposals for executive compensation
		
		• May modify the CEO's proposal for the annual corporate performance rating used to determine bonus pool funding
			• Ultimate accountability for the approval of all major compensation programs and policies, aggregate incentive plan payouts, and executive compensation levels
			
			• Considers success in achieving corporate objectives as well as absolute and relative Shareholder returns when making these decisions
				• Enerplus voluntarily implemented a Shareholder advisory vote in 2014
				
				• Voting results, along with feedback from investors and shareholder advisory groups, are considered when setting executive compensation levels, making changes to existing programs, and implementing new plans or policies
				
				• Feedback is received from Shareholders throughout the year

Shareholders provide input to Board and management year-round to form recommendations

Use of External Advisors

The Compensation & Human Resources Committee regularly retains the services of external compensation consultants to provide information and recommendations on market conditions and appropriate competitive practices. In 2015, the Committee retained the following advisors:

- ✓ Mercer (Canada) Limited - Mercer's primary mandate in 2015 was to provide recommendations related to executive compensation levels, pay mix, programs, and policies as the Committee was making annual compensation decisions in early 2015. Enerplus retained Mercer to provide executive compensation consulting services from 2005 to February 2015.

- ✓ Hugessen Consulting – Hugessen was retained in May 2015, following a formal request for proposals by the Committee, to be the Committee's independent and primary executive compensation advisor. Hugessen's primary mandate in 2015 was to conduct benchmarking analysis of executive compensation, to provide market trends regarding executive and employee pay in a declining commodities market, and to advise the Committee on management pay recommendations. Enerplus retained Hugessen for the first time in 2014 to help improve the focus and readability of Enerplus' public compensation and governance disclosure.

In order to ensure the independence of the Compensation & Human Resources Committee's advisors, management must seek approval from the Committee prior to retaining either advisor for other engagements. The following table reflects fees incurred in 2015 and 2014 for the engagement of external compensation consulting.

Consultant Engagement Fees

Fee Type	Consultant	2015 ($000s)	2014 ($000s)
Executive & Director Compensation Related Fees[1]	Hugessen	156.7	33.7
	Mercer	14.8	178.7
All Other Fees[2]	Hugessen	-	21.1
	Mercer	24.4	24.2
Total	Hugessen	156.7	54.8
	Mercer	39.2	202.9

Notes:

1. Compensation related fees for services related to determining compensation for Enerplus' executive officers and board directors. This work was completed at the request of the Corporate Governance & Nominating Committee or the Compensation & Human Resources Committee.

2. Represents fees paid by Enerplus for general advice on other compensation matters, including fees in connection with annual compensation survey participation and consulting services for employee compensation, compensation disclosure practices and human resources matters. This work was completed at the request of the Compensation & Human Resources Committee or management.

Aligning Executive Compensation and Shareholder Interests

Compensation Principles

Our executive compensation programs reflect the following principles, which we believe are in the best interests of Shareholders and align with corporate governance best practices:

What We Do	What We Don't Do
✓ Provide a meaningful part of executive compensation that is "at risk" and contingent upon corporate and individual performance	✗ Back-date or re-price stock options
✓ Retain external compensation experts, who report directly to the Compensation & Human Resources Committee	✗ Pay dividends on PSUs or RSUs prior to vesting
✓ Benchmark pay levels and mix to other organizations of comparable size in the same industry and geographic areas	✗ Provide tax gross-ups
✓ Disclose the operational and financial performance drivers used to determine incentive payouts	✗ Provide a pension plan
✓ Measure performance and align compensation outcomes with the achievement of corporate goals over multiple time horizons	✗ Vest performance-based LTI at target when performance metrics are available to calculate the intended performance payout
✓ Mitigate risk by having anti-hedging, recoupment/claw back and share ownership practices in place	
✓ Include a "double trigger" in our executive employment agreements so that severance payments are due upon a Change of Control only if the executive's employment is also effectively terminated	✗ Provide financial assistance to executives for any purpose, including exercising stock options
✓ Provide reasonable benefits and perquisites that are market competitive and within industry norms	✗ Have single trigger payout provisions in any of our LTI plans
✓ Provide long term incentive provisions upon retirement to encourage eligible executives' voluntary retirement and to align retiring executives' financial interests with continued long term corporate performance	
✓ Provide Shareholders an opportunity to have their say on executive pay decisions through an advisory vote	

Risk Mitigation

Enerplus recognizes that certain compensation designs could promote unintended behaviours that may, in certain circumstances, be misaligned with Enerplus' and the Shareholders' best interests. Enerplus, through the structure of its compensation programs, seeks to mitigate behavioural conflict risk and align executive actions and decisions with the interests of Enerplus and its Shareholders. There are additional risks that Enerplus is typically subject to; however, this discussion focuses solely on risks linked to the executive compensation programs. Elements of Enerplus' mitigation of behavioural risk are embedded in its compensation processes and executive compensation design as follows:

Process Elements
✓ Members of the Compensation & Human Resources Committee meet regularly to review both employee and executive compensation and human resources issues generally, with the majority of the meetings focused predominantly on executive compensation
✓ Engagement by the Committee of an independent third party consultant to review the executive compensation programs brings additional objectivity
✓ A regular review of proxy materials and compensation survey data analysis identifies whether Enerplus' compensation programs are deviating from pay philosophy and market practices

Compensation Design Elements
- ✓ A significant portion of the executives' compensation package is comprised of "at risk" elements such as long term incentives and short term incentive bonus. This "at risk" compensation aligns executive and Shareholder interests as Shareholder returns directly impact the calculation of the short term and long term incentives
- ✓ Minimum share ownership requirements for the executive officers ensure that the executives are also Shareholders and, therefore, increase alignment with the Shareholders' interests
- ✓ An annual incentive plan coupled with three-year vesting of long term incentive awards ensures a focus on both near term performance and long term value creation

Share Ownership Requirements

To align executives with Shareholder interests, all executives have a minimum share ownership threshold that must be achieved within five years from the date of their appointment as an officer of Enerplus. Each executive must acquire and hold Enerplus equity valued at or greater than the following multiples of their base salary.

Position	Multiple of Salary
Chief Executive Officer	3X
Senior Vice President	2X
Vice President	1X

For the purposes of determining compliance with the share ownership requirements, Enerplus "equity" includes Common Shares and RSUs, but excludes PSUs, Incentive Rights and Options. PSUs are excluded from the share ownership value as they have a zero minimum value. In addition, at least one-half of the executive's ownership requirements must be in Common Shares. In the event of an increased ownership threshold as a result of a promotion to a higher executive level, the executive must achieve the higher ownership threshold within three years of that promotion.

As of December 31, 2015, all Named Executive Officers were in compliance with Enerplus' equity ownership guidelines or had additional time remaining to achieve the required ownership threshold.

Name	Common Shares[1] (#)	Value of Common Shares[2] ($000)	RSUs (#)	Recognized Value of RSUs[3] ($000)	Total Value Share Ownership ($000)	Share Ownership Requirement ($000)	Share Ownership Status
Ian C. Dundas	65,752	2,362	59,725	906	3,267	1,553	Achieved
Jodine J. Jenson Labrie[4]	10,892	184	16,736	206	391	570	In progress
Raymond J. Daniels	17,261	407	31,954	486	893	733	Achieved
Eric G. Le Dain	18,802	524	30,621	463	988	680	Achieved
Edward L. McLaughlin[5]	3,525	71	20,089	302	373	429	In progress

Notes:

1. Based on the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by each Named Executive Officer.

2. Based on the higher of the closing price of the Common Shares on the TSX of $4.75 per Common Share on December 31, 2015 or their book value at the time of acquisition.

3. Based on the higher of the closing price of the Common Shares on the TSX of $4.75 per Common Share on December 31, 2015 or their book value at the time of grant.

4. Ms. Jenson Labrie's share ownership requirement increased when she was promoted to CFO.

5. Mr. McLaughlin is a U.S. employee paid in U.S. dollars. The amounts represent the Canadian dollar equivalent of the U.S. dollar share ownership value based on the exchange rate in effect on December 31, 2015 of US$1.00=CDN$1.3840.

Anti-Hedging Policy

All officers and directors of Enerplus are prohibited from entering into any hedging or other similar transactions that would potentially have the effect of reducing the risk associated with that individual's required equity ownership holdings or “at risk” pay.

Claw Back Policy

Enerplus, as a foreign private issuer, is subject to certain U.S. legislation, including provisions of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act provides that in the event an issuer is required to prepare an accounting restatement as a result of the material non-compliance of the issuer with any financial reporting requirement, the chief executive officer and the chief financial officer of the issuer will be required to reimburse the issuer for certain elements of such executive's compensation. Enerplus abides by these laws.

Compensation Discussion & Analysis

Executive Compensation Strategy & Philosophy

Our compensation strategy is to attract, motivate, retain and reward top talent while balancing risk, short term performance and long term Shareholder value creation. In determining compensation and ensuring alignment to a pay for performance philosophy, Enerplus references corporate performance, peer group compensation and positions executive compensation below, at or above the median based on the particular executive's role, performance, knowledge and experience. Our programs are reviewed regularly against the peer group to ensure market competitiveness and an overall competitive compensation package.

Enerplus undergoes the following process when determining executive compensation and the desired outcomes of our rewards philosophy:



FACTORS
> Corporate Performance
> Individual Performance
> Scope of Role
> Executive Expertise
> Peer Practices
EXECUTIVE COMPENSATION
> Base Salary
> Bonus
> LTI
> Other Compensation
EXECUTIVE OUTCOMES
> Attract
> Motivate
> Retain
> Reward
BUSINESS OUTCOMES
> Performance
> Results
> Shareholder Value Creation

Pay “At Risk”

Enerplus ensures that a meaningful portion of executive pay is "at risk" - meaning that it is not a guaranteed payment. To align with our pay for performance philosophy, a significant percentage of the executives' total compensation is comprised of short term and long term incentives which link directly to corporate performance and to Enerplus' relative TSR. For the 2015 performance year, the following table shows the mix of compensation components and demonstrates the proportion of “at risk” pay for the CEO and other Named Executive Officers relative to total compensation.



CEO
16%
4%
10%
70%
Other NEOs
23%
5%
10%
62%
Salary
Other Compensation
Bonus ("At risk" Compensation)
LTI ("At risk" Compensation)

In 2015, the proportion of the Named Executive Officers’ target “at risk” compensation was aligned with Enerplus' peer group.

Executive Compensation Components

Executive Compensation Components Summary

The following table summarizes the compensation components offered to executives and illustrates the "at risk" and "not at risk" components. Further description follows this summary.

	Not at Risk Compensation		At Risk Compensation	
	Base Salary	**Other Compensation**	**Bonus Plan**	**Long Term Incentives (LTI)**
Description	Fixed amount of pay to compensate for daily work	Health and insurance benefits, Savings Plan, car allowance and parking	Lump sum cash payment provided for previous calendar year performance	LTI awards are split: 75% in PSUs and 25% in RSUs
Purpose	Compensates for executive's role, performance and background	Assists in the overall health and financial wellbeing of executives and family	Recognizes and rewards individual and corporate achievements during previous calendar year	To drive mid and long term corporate performance
Determination	Based on peer market data, performance, experience and scope of role relative to peers	Consideration given to market competitiveness in determining plan design features	Individual and corporate payout multiplier is up to 2X target where results are outstanding, and may be as low as 0X target for unacceptable levels of performance	LTI award is up to 2X target based on individual and corporate performance, long term contribution potential of executive, and peer group market data
Performance linkage	Salaries commensurate with executive background, role and performance	Majority of coverage is a percentage of salary	Individual portion based on achievement of individual objectives set in accordance with corporate strategy Corporate portion based on achievement of objectives approved by the Board	RSUs - Payout amounts are directly linked to share price and adjusted for dividends paid PSUs – Payout amounts range from 0X-2X the grant amount, are linked to Enerplus' relative three-year TSR, and adjusted for dividends paid
Performance Period	Day to Day	Day to Day	One Year	Three Years
Time of Payout	Bi-monthly	Bi-monthly	Annually	RSUs - Paid out in thirds on grant anniversaries PSUs - Cliff vest on third year anniversary of grant

Base Salary

Base salaries form the core foundation of our total compensation package. When determining salaries for executives, Enerplus references the median of the Company's peer group and sets an individual's salary according to the executive's role, performance, knowledge and experience.

Short Term Incentives - Bonus Plan

Executives participate in an annual bonus plan, which rewards individual and corporate achievement over the previous calendar year and is a lump sum payment. The value of the bonus is calculated as below:



Bonus Payment Amount = Salary x Bonus Target % x (Individual Weighting x Individual Rating + Corporate Weighting x Corporate Rating)

Bonus target amounts are expressed as a percentage of salary with individual and corporate weightings applied according to the Named Executive Officer's level of seniority within the organization. A more senior contributor has greater potential to impact corporate outcomes, so a higher proportion of their bonus is weighted to the corporate results.

	Bonus Weightings	
Position	**Individual**	**Corporate**
Chief Executive Officer	30%	70%
Senior Vice President	40%	60%
Vice President	50%	50%

Individual performance ratings range from zero to double the target, meaning that there is the potential to receive up to two times the individual portion of their annual bonus for outstanding performance. The corporate performance rating also ranges from zero to two and is assessed by the Board.

Long Term Incentives (LTI)

All executives are eligible to participate in Enerplus' LTI program. Prior to 2014, executives were granted awards under the 2011 Executive PSU Plan, the Stock Option Plan and the Rights Incentive Plan. Following the adoption of the Share Award Incentive Plan in 2014, executives are eligible to receive LTI under the Share Award Incentive Plan consisting of 75% Performance Share Units ("PSUs") and 25% Restricted Share Units ("RSUs"). Typically, all grants, when vested, are settled with Common Shares issued from treasury. These Common Shares are then automatically sold on the TSX on behalf of the recipients and the recipients receive the cash proceeds from the sale. Enerplus' LTI program allows executives to participate in the success of the Company and creates a strong alignment to Shareholder interests as its value tracks Enerplus' share price performance (in the case of RSUs and PSUs) and Enerplus' relative TSR (in the case of PSUs).

The target grant value is aligned with median competitive pay and is expressed as a percentage of salary. The grant awarded can be up to 2X the target. The actual grant may be adjusted up or down from the target award based on individual and corporate performance, long term contribution potential of the executive and competitive market practices.

The value of LTI payouts for awards made under the Share Award Incentive Plan is calculated as follows:



Payout Amount = (# RSUs/PSUs Awarded + Accumulated Dividends) x Share Price x Performance Multiplier (PSUs Only)

The PSU performance multiplier is calculated based on Enerplus' three-year TSR percentile rank relative to the members of the S&P/TSX E&P Index. Under the Share Award Incentive Plan, performance below the 25th percentile results in a 0.0X payout, which is different from the awards granted under its predecessor, the 2011 Executive PSU Plan, which would result in a minimum 0.5X multiplier in this situation.

The following graph shows the PSU performance multiplier associated with various percentile rankings.



PSU Payout Linkage to Relative TSR Performance

Awards granted prior to 2014 have a minimum payout multiplier of 0.5X at or below the 25th percentile

Awards in 2014 and onward have a minimum payout of 0X at the 25th percentile

Payouts Under 2011 Executive PSU Plan

Payouts Under Share Award Incentive Plan

Information about the Named Executive Officers' LTI awards is reflected under "*Executive Compensation Tables - Summary Compensation Table*". Summaries of the current and past Enerplus LTI plans are contained under "*Additional Information*".

Savings Plan

For Canadian executives, in 2015 Enerplus contributed 4% of base salary, plus matched individual contributions on a one-to-one basis up to a maximum employer contribution of 12% of salary. Contributions are made to a retirement savings or non-registered plan at the executive's direction. Following a review of competitive practices, Enerplus lowered the maximum employer Canadian Savings Plan contribution to 10% of salary as of January 1, 2016.

For American executives, Enerplus contributes to a 401(k) Plan. The 2015 employer contribution was 2% of cash earnings, plus matching of individual contributions on a one-to-one basis up to a maximum employer contribution of the lesser of 8% of earnings or US$21,200.

For both plans, contributions are made on each pay and are immediately vested.

Benefits and Perquisites

Executives receive health and insurance benefits, wellness spending accounts, car allowances, parking payments, club memberships and financial services. Perquisites provided are nominal and average less than 5% of a Named Executive Officer's total compensation. Enerplus does not have a pension plan.

2015 Compensation Treatment for Named Executive Officers

2015 Compensation Determination

Based on 2015 performance and achievements, the Board approved the following compensation decisions, which are also reflected in the Summary Compensation Table:

- ✓ The Named Executive Officers did not receive a base salary increase in 2015, with the exception of Ms. Jenson Labrie. Ms. Jenson Labrie received a salary increase of 5% in her position as the Vice President, Finance of Enerplus in February 2015, and received a further salary increase of 9% upon promotion to CFO in September 2015.
    - ✓ Figures shown in the Summary Compensation Table show incremental increases for the majority of the other Named Executive Officers because the table reflects base salary earnings for each year, and each of the Named Executive Officers received increases in March 2014.
    - ✓ Mr. Daniels' base salary earnings, as shown in the Summary Compensation Table, decreased in 2015, relative to 2014, due to a leave of absence in 2015.
- ✓ Bonus awards for 2015 were approved and paid to the Named Executive Officers in March 2016; and
- ✓ The grant date fair value of 2015 LTI was determined by the Board in February 2015. Ms. Jenson Labrie received a further LTI award upon promotion to CFO.

The compensation decisions made were based on each Named Executive Officer's individual performance, corporate performance, and reflect market competitive compensation levels for their position and scope of role. The aggregate remuneration paid to, or earned by, all Named Executive Officers in 2015 was $14,536,217, and excluding Robert J. Waters, the former CFO, was $9,231,955.

Long Term Incentive Awards

The Compensation & Human Resources Committee determined the long term incentives awards for each Named Executive Officer based on individual performance and the market competitiveness of LTI awards for their position and scope of role. In 2015, based on a multi-year review of executive LTI targets, the Committee increased targets for selected executives, including the CEO, in order to align targets with median market practices.

Named Executive Officers received Share Awards consisting of 75% PSUs and 25% RSUs. The table below depicts the PSUs and RSUs granted to each Named Executive Officer in 2015:

Name	PSU Award[1] (#)	RSU Award[2] (#)	Total LTI Value ($)
Ian C. Dundas	148,500	44,266	2,277,011
Jodine J. Jenson Labrie	43,999	13,845	574,196
Robert J. Waters [3]	83,977	25,032	1,287,647
Raymond J. Daniels	78,925	23,527	1,210,195
Eric G. Le Dain	76,513	22,807	1,173,198
Edward L. McLaughlin[4]	46,924	15,154	734,506

Notes:

1. The actual number of PSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX. For the annual PSU award, this price was based on the twenty trading days ended December 31, 2014, which was $11.50. Ms. Jenson Labrie received an additional PSU award upon promotion to CFO. This award was priced based on the twenty trading days ended December 4, 2015, which was $6.79.

2. The actual number of RSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding and including the grant date, which was $12.86 for the RSUs awarded to all NEOs in March 2015 and $6.59 for the RSUs awarded to Ms. Jenson Labrie in December 2015.

3. Mr. Waters was terminated by Enerplus on September 14, 2015.

4. Mr. McLaughlin is a U.S. employee paid in U.S. dollars. The total LTI value is determined in U.S. dollars and is reflected in Canadian dollars based on the exchange rate in effect on the grant date, being approximately US$1.00=CDN$1.1783.

Compensation Peer Group

Every year, the Compensation & Human Resources Committee selects a comparator group of companies (referred to in this Information Circular as the "Compensation Peer Group") for the purpose of executive compensation benchmarking. Peers are selected based on comparability of operations, including geography and scope as measured by production volumes, market capitalization and annual revenues.

The 2015 Compensation Peer Group used to benchmark Canadian Named Executive Officer compensation is shown below. Additional compensation data from subsidiaries may be considered in determining executive compensation. Mr. McLaughlin is a U.S.-based employee and the peer group used for Mr. McLaughlin's compensation benchmarking consists of all exploration and production companies listed in the U.S. Mercer survey.

2015 Compensation Peer Group	
Advantage Oil & Gas Ltd.	Penn West Petroleum Ltd.
ARC Resources Ltd.	Peyto Exploration & Development Corp.
Baytex Energy Corp.	Seven Generations Energy Ltd.
Bonavista Energy Corporation	Tourmaline Oil Corp.
Crescent Point Energy Corp.	Vermilion Energy Inc.
Pengrowth Energy Corporation	Whitecap Resources Inc.

Short Term Incentive: 2015 Corporate Bonus Performance Assessment

Corporate Performance Measurement

The Compensation & Human Resources Committee and the Board participate with management in the annual corporate goal setting process and evaluate performance relative to these goals throughout the year. To assess corporate performance in 2015, the Committee used a scorecard approach based on the following five performance categories: Portfolio, Operational Excellence, Responsibility, People, and Total Shareholder Return.

Although many of the objectives are numerical in nature, the evaluation process also involves the use of informed judgement and consideration of circumstances such as macroeconomic environment, internal constraints and external factors in determining the performance rating for each category. The Board may use its discretion to revise the calculated corporate rating if, in its application of informed judgement, it deems a revision to be warranted. The Board applies numerical weightings to each of the five performance categories. Within each category, the Board does not apply numerical weightings to assess specific objectives.

The Board determines the appropriate weighting of the five performance categories on an annual basis and may adjust this weighting as required. The following table outlines the weightings applied to evaluate corporate performance in 2015:

Category	Weighting
Portfolio	20%
Operational Excellence	40%
Responsibility	15%
People	10%
Total Shareholder Return	15%

The performance assessment results in a corporate performance rating, which is used as a multiplier to calculate a portion of an executive's bonus award. The annual corporate performance rating scale ranges from zero to a maximum of 2.0. A rating of 1.0 generally reflects meeting the Board's performance expectations.

Corporate Performance Summary

In 2015, Enerplus achieved operational results that exceeded the majority of our internal targets and analyst expectations. Quarterly results were consistently above expectations and public guidance for production, operating expenses and G&A costs, despite declining commodity prices. Additionally, despite an exceptionally challenging mergers and acquisitions environment, Enerplus' divestment program was highly successful.

Achievements within the areas of Portfolio, Operational Excellence, Responsibility, and People significantly exceeded Enerplus' goals and warranted a corporate performance rating at or above 1.5, while Total Shareholder Return missed Enerplus' goals and warranted a rating closer to 0. The Board applied downward discretion to significantly reduce the calculated corporate performance rating to acknowledge the dramatic decline in absolute Shareholder return in 2015 and the challenging low commodity price environment that Enerplus is operating in. For 2015, based on the recommendation of the Committee, the Board approved an annual corporate performance rating of 1.0.

Key highlights of 2015 performance in each category are described below.

Portfolio
✓ Closed a series of transactions with generally accretive metrics which supported the balance sheet, funded Enerplus' capital development program, focused the portfolio and reduced corporate liabilities. These transactions included the divestment of Enerplus' non-core Pembina, Kingsford, and operated Marcellus assets and a portion of the organization's North Dakota non-operated assets, for total proceeds of $287MM.
✓ Divested a portion of the organization's shallow gas assets for limited proceeds, which reduced future liabilities by approximately $94 million.
✓ Signed an agreement in early 2016 for the sale of a portion of Deep Basin assets which is expected to increase corporate netbacks and further increase balance sheet strength and financial flexibility.

Operational Excellence
✓ Enerplus' operations in both Canada and the United States either met or exceeded our production targets.
✓ Cost improvements, prudent capital management and enhancements in operational efficiencies contributed to Enerplus' actual 2015 expenditures being lower than budgeted, despite increasing completion activity mid-year.
✓ Operating expenses were also lower than targets due to lower cost structures and continued efforts to find savings and defer non-critical work.

Overall, strong operational performance and disciplined capital allocation resulted in Enerplus exceeding the vast majority of goals. The following table summarizes operational results relative to targets:

Metric	Units	A&D Adjusted Target [1]	Actual	Met / Missed / Exceeded
Annual Production	Mboed	101.6	106.5	Exceeded
Liquids	Mboed	42.6	46.4	Exceeded
Development Capital	$MM	523	493	Exceeded
Operating Expenses (absolute) [2]	$MM	330	340	Exceeded
Operating Expenses (per BOE)	$/Boe	8.90	8.75	Exceeded
Cash G&A	$/Boe	2.40	2.09	Exceeded
Cost Savings Challenge	$MM	75	145	Exceeded
Reserves Additions	%	115%	108%	Met
F&D - Oil	$/Boe	23.00	9.77	Exceeded
F&D - Gas	$/Mcf	1.00	0.69	Exceeded
Capital Efficiency - Oil	$K/Boed	<40.0	31.7	Exceeded
Capital Efficiency - Gas	$K/Boed	<9.0	9.8	Met

Notes:

1. A&D adjusted targets take Enerplus' original public guidance/internal targets, and adjust for A&D activity, significant changes to the development plan, and curtailment effects.

2. After taking into consideration the significant outperformance in production, absolute operating expenses were also an "exceed".

Responsibility

- ✓ Continued to build a safer and more environmentally sustainable company.
- ✓ Produced Enerplus' first Corporate Social Responsibility Report.
- ✓ Enhanced and continued to develop a behaviour-based safety mindset.
- ✓ Dramatic improvements in key Safety & Social Responsibility performance targets; specifically, in the areas of lost time incidents and high and low risk non-compliance.

People

- ✓ Continued to develop culture, leadership and a results-focused work environment through leader development programs, evolved performance management processes and broadened succession planning.
- ✓ Employee survey results reflect top decile employee engagement and overall employee job satisfaction.

Total Shareholder Return

- ✓ Despite continually meeting or exceeding both corporate performance and market expectations, Enerplus' share price suffered under turbulent market conditions and a challenging low commodity price environment.
- ✓ The Committee and the Board concluded that Enerplus was below expectations with respect to relative TSR, which was in the third quartile of the peer group.
    - ✓ Relative to the S&P/TSX E&P Index, Enerplus ranked 25th out of 37 companies (33rd percentile) with a total return of -52%.
    - ✓ Relative to a group of exploration and production companies in the U.S. Bakken, Enerplus ranked at the 46th percentile with a slightly worse one year total return of -61% on the NYSE versus the peer average of -56%.

In consideration of the negative absolute total return Shareholders experienced, the Committee and the Board exercised their discretion to increase the relative weighting of the TSR component as part of the corporate performance rating.

Corporate Performance Relative to Executive Compensation

The following graph illustrates, using the left axis, Enerplus' cumulative total return compared to the S&P/TSX Composite Index and the S&P/TSX E&P Index based on an initial investment of $100 from the period of December 31, 2010 to December 31, 2015, assuming reinvestment of all distributions and dividends. The graph also illustrates, using the right axis, the aggregate total compensation, as set out in the Summary Compensation Table, of the Named Executive Officers who remained employed by Enerplus as of December 31st of each of those years.



Notes:

1. For 2013, compensation for Mr. Gordon J. Kerr, former CEO, is excluded from the graph as Mr. Kerr was terminated by Enerplus on June 30, 2013; however, the graph includes full year compensation for Mr. Ian C. Dundas who became the CEO of Enerplus effective July 1, 2013.

2. For 2015, compensation for Mr. Robert J. Waters, former CFO, is excluded as Mr. Waters was terminated by Enerplus on September 14, 2015; however, the graph includes full year compensation for Ms. Jodine Jenson Labrie, who became CFO of Enerplus effective September 15, 2015.

Enerplus' incentive programs consider both absolute and relative TSR. The graph above shows that Enerplus' TSR over the period has been generally aligned with the performance of the S&P/TSX E&P Index. As a consequence, NEO long term incentive grants have reflected competitive industry levels on a grant date fair value basis and are shown in the Summary Compensation Table. The graph above does not reflect a clear correlation between NEO pay and absolute performance. It shows the valuation on the date of grant of the long term incentives rather than the actual payout value of such long term incentives. This distinction is important because more than half of NEO total compensation is in the form of long term incentives, which are directly linked to performance, and therefore the actual payout values can vary significantly from the value reported in the Summary Compensation Table.

The following graph and table illustrate how Enerplus' current CEO's pay is linked to the absolute TSR shown above. It compares the grant date fair value of Mr. Dundas' long term incentives, as reported in the Summary Compensation Table, to the payout value of such grants made over the period from 2011 to 2015.



Grant Year	Mr. Dundas' Position	Plan Type	Grant Date Fair Value[1] $	Estimated Payout Value[2] $	Estimated Payout Value as a % of Grant Date Fair Value
2015	CEO	Share-based awards	2,277,011	915,639	40%
2015	CEO	Option-based awards	-	-	40%
2014	CEO	Share-based awards	2,018,250	539,497	27%
2014	CEO	Option-based awards	-	-	27%
2013	CEO	Share-based awards	921,013	939,943	51%
2013	CEO	Option-based awards	921,013	-	51%
2012	EVP & COO	Share-based awards	731,250	401,402	27%
2012	EVP & COO	Option-based awards	731,250	-	27%
2011	EVP & COO	Share-based awards	960,000	917,075	64%
2011	EVP & COO	Option-based awards	480,000	-	64%

Notes:

1. The Grant Date Fair Value of awards aligns with the values disclosed by Enerplus in each given year in the Summary Compensation Table and reflects what the Board intended to award Mr. Dundas under various long term incentive plans.

2. Where share-based awards have vested, the Estimated Payout Value reflects the amounts paid to Mr. Dundas for awards granted in that year (e.g., the Estimated Payout Value shown for 2011 share-based awards reflects payments made to Mr. Dundas in 2012, 2013 and 2014). Where those share-based awards were not vested as of December 31, 2015, the Estimated Payout Value reflects the market value, as disclosed in the Outstanding Option-Based and Share-Based Awards table as of December 31, 2015. As Mr. Dundas has not exercised any of the Option-Based awards granted since the outset of 2011, the Estimated Payout Value for Option-Based awards reflects the in-the-money value of those awards, as disclosed in the Outstanding Option-Based and Share-Based Awards table as of December 31, 2015.

The Estimated Payout Value of Mr. Dundas' long term incentive awards from 2011 to 2015 averaged 42% of the value assessed on the date of grant included in the above table.

In 2015, Mr. Dundas' LTI grant was comprised of PSUs (75%) and RSUs (25%). The Estimated Payout Value of PSUs is valued according to Enerplus' TSR relative to the performance of the S&P/TSX E&P Index, while the Estimated Payout Value of RSUs is based solely on Enerplus' absolute TSR over the period. Note that because the 2014 and 2015 estimated payouts of share-based awards are projected, actual realized payouts will vary from the estimates shown above, based on both absolute and relative TSR during 2016 to 2018.

Executive Compensation Tables

Summary Compensation Table

Outlined below is a description of the compensation paid, payable, awarded or granted to the Named Executive Officers in 2015, 2014 and 2013. Enerplus does not have any pension plans or similar deferred compensation plans.

Name and Position	Year	Salary	Share-based awards[1]	Option-based awards[2]	Non-equity incentive plan compensation – annual incentive plans[3]	All other compensation[4]	Total compensation
		($000)	($000)	($000)	($000)	($000)	($000)
Ian C. Dundas President & CEO	2015	518	2,277	-	311	128	3,234
	2014	515	2,018	-	426	100	3,059
	2013	471	921	921	690	87	3,090
Jodine J. Jenson Labrie Senior Vice President & Chief Financial Officer	2015	268	574	-	133	62	1,037
	2014	250	377	-	145	49	821
	2013	232	132	132	156	46	698
Robert J. Waters Former Senior Vice President & Chief Financial Officer[5]	2015	275	1,288	-	-	3,742	5,305
	2014	388	1,171	-	253	77	1,889
	2013	377	490	490	343	74	1,774
Raymond J. Daniels Senior Vice President, Operations	2015	364	1,210	-	127	88	1,789
	2014	365	1,100	-	220	73	1,758
	2013	353	496	496	322	71	1,738
Eric G. Le Dain Senior Vice President, Corporate Development, Commercial	2015	344	1,173	-	167	83	1,767
	2014	337	1,020	-	212	77	1,646
	2013	318	415	415	300	67	1,515
Edward L. McLaughlin[6] President, U.S. Operations	2015	429	735	-	182	59	1,405
	2014	357	637	-	216	44	1,254
	2013	316	279	288	232	40	1,155

Notes:

1. *Represents the Board's determination of the fair value on the date of grant of the PSUs and RSUs awarded to the Named Executive Officers under the 2011 Executive PSU Plan and the Share Award Incentive Plan. The actual value realized upon the vesting and payment for these awards may be greater or less than the grant date fair value indicated. See "Additional Information" for summaries of these LTI plans.*

   For PSUs granted in respect of 2013 under the 2011 Executive PSU Plan, the actual number of PSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the first ten trading days of the applicable performance period. No RSUs were granted to the Named Executive Officers in 2013.

   For PSUs granted in 2015 under the Share Award Incentive Plan, the actual number of PSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the twenty trading days ending December 31, 2014. For PSUs granted in 2014 under the same plan, the actual number of PSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the twenty trading days starting on January 2, 2014. For RSUs granted in 2015 and 2014, the actual number of RSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding and including the grant date.

   The grant date fair value presented for these awards is consistent with the fair value used for accounting purposes.

2. *Represents the Board's determination of the fair value on the date of grant of the Options awarded to the Named Executive Officers under the Stock Option Plan in respect of 2013. The number of Options granted was calculated based on a valuation methodology for the Options provided to the Board of Directors by Mercer. The actual value realized upon the future exercise of Options may be greater or less than the grant date fair value indicated. See "Additional Information" for a summary of the Stock Option Plan. Since the implementation of the Share Award Incentive Plan in February 2014, Enerplus has not issued any Options.*

   The grant date fair value of Options granted in respect of 2013 presented differs from the fair value determined using the Black-Scholes pricing model adopted by Enerplus for accounting purposes in accordance with U.S. GAAP. Under the Black-Scholes model, the fair value of an Option granted in respect of 2013 was determined to be approximately 9% and 11% of the underlying market price of a Common Share on the grant dates, which were March 5, 2013 and July 9, 2012. The key assumptions and estimates used for the calculation of the accounting fair value under the Black-Scholes model for the Named Executive Officers in 2013 and 2012 respectively are as follows: Dividend Yield: 8.00%; 7.70%; Volatility: 27.8%; 30.2%; Risk-free interest rate: 1.50%; 1.47%; and Forfeiture rate: 10.0%; 10.0%. The Black-Scholes Model provides an accounting fair value of the awarded number of Options in respect of 2013 and 2012 as follows: Ian C. Dundas: $850,518; Jodine J. Jenson Labrie $127,893, Robert J. Waters: $428,048; Raymond J. Daniels: $450,776; Eric G. Le Dain: $373,369; and Edward L. McLaughlin: $296,185.

3. *Represents the cash bonus awards earned by the Named Executive Officers for 2015, 2014 and 2013 performance, which were paid in March of the following year for the 2015 bonus, and February of the following year for the 2014 and 2013 bonuses.*

4. *Reflects payments made by Enerplus to each of the Named Executive Officers for: health and insurance benefits, wellness spending accounts, car allowances, parking payments, club memberships, financial services and the Savings Plan or 401(k) matching contribution. In 2015, each of the NEOs received one-time payments for accrued, unused vacation as Enerplus transitioned to a new vacation policy.*

5. *Enerplus terminated Mr. Waters' employment on September 14, 2015. Included under All Other Compensation are the payments that Enerplus made to Mr. Waters pursuant to the involuntary termination provisions of his executive agreement. The aggregate value of the payments made in respect of Mr. Waters' termination was $3,467,600, which reflects the following: base salary - $780,390; bonus - $805,728; long term incentives - $1,906,476; and benefits - $164,680.*

6. *Mr. McLaughlin is a U.S. employee paid in U.S. dollars. The amounts presented for Share-Based and Option-Based awards represent the Canadian-dollar equivalent of the U.S. dollar grant date fair value based on the exchange rate in effect on the grant date, being approximately US$1.00=CDN$1.1783 for 2015 awards, US$1.00=CDN$1.0964 for 2014 awards, and US$1.00=CDN$1.010 for 2013 awards. All other amounts represent the Canadian-dollar equivalent of the U.S. dollar based on the exchange rate in effect on December 31 of the applicable year, being US$1.00=CDN$1.3840 for 2015, US$1.00=CDN$1.1601 for 2014, and US$1.00=CDN$1.0636 for 2013.*

Outstanding Option-Based and Share-Based Awards as of December 31, 2015

The following table includes all awards outstanding as of December 31, 2015 under the Stock Option Plan and the predecessor Rights Incentive Plan, as these awards are considered "option-based awards" under applicable securities laws. Mr. Robert J. Waters, the former CFO, no longer holds any option-based or share-based awards. The table also includes outstanding awards as of December 31, 2015 under the Share Award Incentive Plan, as these awards are considered "share-based awards" under applicable securities laws. There were no share-based awards that vested in 2015 but have not been paid out or distributed effective as of December 31, 2015. Following the adoption of the Share Award Incentive Plan in 2014, Enerplus has not made any grants under the Stock Option Plan or the 2011 Executive PSU Plan.

Name	Option-Based Awards				Share-Based Awards	
	Common Shares underlying unexercised Incentive Rights or Options (#)	Exercise prices of Incentive Rights or Options[1] ($)	Incentive Right or Option expiration dates[2]	Value of unexercised in-the-money Incentive Rights or Options[3] ($)	Number of share-based awards that have not vested[4] (#)	Market or payout value of share-based awards that have not vested[5] ($)
Ian C. Dundas	140,915	15.77	March 5, 2020	-	225,887 PSUs	1,072,963
	397,972	13.96	March 5, 2020	-		
	151,859	13.23	July 9, 2019	-		
	289,032	23.00	March 8, 2019	-	59,725 RSUs	283,694
	105,264	30.40	March 10, 2018	-		
	29,634	23.58	December 31, 2016	-		
Jodine J. Jenson Labrie	57,199	13.96	March 5, 2020	-	58,471 PSUs	277,737
	24,395	18.05	March 5, 2020	-		
	14,411	13.23	July 9, 2019	-		
	3,640	15.61	March 8, 2019	-		
	24,869	23.00	March 8, 2019	-	16,736 RSUs	79,496
	17,438	30.40	March 10, 2018	-		
	3,241	23.58	December 31, 2016	-		
Raymond J. Daniels	192,814	13.96	March 5, 2020	-	121,110 PSUs	575,273
	88,642	13.23	July 9, 2019	-		
	160,821	23.00	March 8, 2019	-		
	16,732	30.64	March 10, 2018	-	31,954 RSUs	151,782
	47,720	30.40	March 10, 2018	-		
	14,667	23.58	December 31, 2016	-		
Eric G. Le Dain	237,854	13.96	March 5, 2020	-	115,630 PSUs	549,243
	52,722	13.23	July 9, 2019	-		
	144,437	23.00	March 8, 2019	-		
	64,693	30.40	March 10, 2018	-	30,621 RSUs	145,450
	17,144	23.58	December 31, 2016	-		
Edward L. McLaughlin	151,216	13.96	March 5, 2020	-	71,247 PSUs	338,423
	27,582	14.14	March 8, 2019	-		
	36,711	23.00	March 8, 2019	-	20,089 RSUs	95,423
	15,920	25.70	March 10, 2018	-		

Notes:

1. The exercise prices of the outstanding Incentive Rights are presented after giving effect to the reduction in the applicable exercise prices in accordance with the terms of the Rights Incentive Plan.
2. Any awards with the expiration date of July 9, 2019 and March 5, 2020 represent Options granted in July 2012 and March 2013, respectively, as part of 2013 compensation. Any awards with expiration dates of March 10, 2018 and March 8, 2019 represent Options

granted under the Stock Option Plan as part of 2011 and 2012 compensation, respectively. Any awards with an expiration date of December 31, 2016 represent Incentive Rights granted under the Rights Incentive Plan prior to January 1, 2011.

3. *The value of the unexercised in-the-money Incentive Rights and Options as of December 31, 2015 is determined based on the excess of the closing price of the Common Shares on the TSX on December 31, 2015 of $4.75 per Common Share over the applicable exercise price. All outstanding Incentive Rights were vested as at December 31, 2013. The Stock Option Plan awards generally vest one-third on each of the first, second and third anniversaries of the date of grant and expire on the date which is seven years from the date of grant. Accordingly, all of the Options granted to the Named Executive Officers in 2011 and 2012 and two-thirds of the Options granted in 2013 were vested as at December 31, 2015.*

4. *Represents the number of PSUs and RSUs awarded in 2014 and 2015 pursuant to the Share Award Incentive Plan, and which were outstanding as at December 31, 2015.*

5. *The estimated future payouts represent Enerplus' estimate, as at December 31, 2015, of the future payout amount of such awards based on the closing price of the Common Shares on the TSX on December 31, 2015 of $4.75 per Common Share.*

   For both PSUs and RSUs, the number of units vesting will be multiplied by an adjustment ratio. This adjustment ratio was set at 1.0 at the time of grant, and will be cumulatively adjusted on a compounding basis to reflect the notional reinvestment of any dividends paid by Enerplus over the vesting period.

   For PSUs, calculation assumes a relative performance factor (Multiplier) of 1.0X, which corresponds to Enerplus achieving the 50th (median) percentile compared to its performance group. The Multiplier ranges from a minimum of 0.0X to a maximum of 2.0X. The actual amount ultimately paid to the Named Executive Officers in respect of such PSUs upon vesting may be greater or less than the amounts indicated.

   PSUs generally vest 100% approximately three years from the date of grant. RSUs generally vest on the first, second and third anniversaries of the date of grant. Accordingly, none of the PSUs granted in 2014 or 2015 were vested as of December 31, 2015. One third of the RSUs granted in 2014 were vested as of December 31, 2015 but none of the RSUs granted in 2015 were vested as of that date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the awards that vested or were earned in 2015 for each Named Executive Officer under the Stock Option Plan and the Rights Incentive Plan (which are "option-based awards") and under the Share Award Incentive Plan and 2011 Executive PSU Plan (which are "share-based awards"), as well as the amount of non-equity incentive plan awards.

Name	Option-based awards - Value vested during the year[1] ($)	Option-based awards - Value realized upon exercise during the year[2] ($)	Share-based awards - Value vested during the year[3] ($)	Non-equity incentive plan compensation - Value earned during the year[4] ($)
Ian C. Dundas	-	-	1,038,421	310,500
Jodine J. Jenson Labrie	-	-	154,721	132,780
Robert J. Waters	-	-	2,241,395	-
Raymond J. Daniels	-	-	568,617	127,393
Eric G. Le Dain	-	-	487,941	167,307
Edward L. McLaughlin[5]	-	-	337,838	182,197

Notes:

1. *Represents the aggregate value of the Options held by the Named Executive Officer that vested in 2015. The value was calculated as the difference between the exercise price of the Options that vested in 2015 and the closing price of the Common Shares on the TSX on the date of vesting.*

2. *None of the NEOs exercised Options during 2015.*

3. *Represents the aggregate value that the Named Executive Officers received from the PSUs granted in 2012 and 2013 pursuant to the 2011 Executive PSU Plan that vested in 2015, and the aggregate value that the Named Executive Officers received from RSUs granted in 2014 pursuant to the Share Award Incentive Plan that vested in 2015. The PSU payouts, all of which were also made in cash, were based on the ten-day weighted average trading price of the Common Shares on the TSX ending on December 31, 2015, plus the accumulated dividends on the vested PSUs from the date of grant, and were subject to relative performance payout factors of 1.52x and 1.44x, respectively. This performance factor was determined on the basis of Enerplus' relative total shareholder return over the vesting period reaching the 63rd and 61st percentile of returns among the constituents of the S&P/TSX E&P Index, respectively.*

4. *Pursuant to Mr. Water's executive agreement, all outstanding long term incentives vested and were paid out upon his involuntary termination in September 2015. These long term incentives include PSUs awarded in January of 2013, 2014 and 2015, and RSUs awarded in 2014 and 2015. The PSUs were subject to the following relative performance factors: 2013 award – 1.84x (71st percentile); 2014 award – 1.08x (52nd percentile); and 2015 award – 1.12x (53rd percentile).*

5. *Represents the cash bonus awards earned by the Named Executive Officers for 2015 performance, which were paid in February 2016. Mr. McLaughlin's cash bonus was paid in U.S. dollars, and the Canadian-dollar denominated equivalent represented is based on the exchange rate in effect on December 31, 2015, being US$1.00=CDN$1.3840.*

Termination and Change of Control Benefits

Employment Agreements

Enerplus has employment agreements in place with each of its executives which outline the terms and conditions of the employment contract and treatment in the event of termination, change in role or Change of Control.

Executives commit to non-solicitation and confidentiality conditions in the event of termination and, in exchange, may be eligible for severance payments and benefits. As a condition of receiving such payments and arrangements, the executive:

✓ Must execute a release that releases Enerplus from further obligations and liabilities to the executive;

✓ May not, directly or indirectly, without the consent of Enerplus, solicit for hire any employee of Enerplus for employment with another entity during the severance period;

✓ May not, directly or indirectly, acquire more than 5% of the outstanding securities of Enerplus for the duration of the severance period; and,

✓ May not engage in any non-management proxy solicitation with respect to Enerplus for the duration of the severance period or disclose proprietary information regarding Enerplus' operations or business opportunities.

Summary of Termination Provisions for Named Executive Officers

Termination Type	Salary	Bonus	LTI	Benefits and Perquisites
For Just Cause (by Enerplus) or by Executive without Good Reason (Resignation)	None	None	All unexercised, unvested or unpaid grants or awards are immediately forfeited and cancelled on termination date	Cease on termination date
Without Just Cause (by Enerplus), or For Good Reason (by Executive) following a Change of Control	Lump sum cash payment equal to the aggregate base salary the executive would receive during the severance period	Lump sum cash payment equal to the average of the last two years' bonus multiplied by the severance period	All PSUs and RSUs vest upon termination date Incentive Rights and/or Options expire 90 days following termination date	Lump sum cash payment in lieu of benefits and perquisites for the severance period
Death or Disability	None	None	PSUs and RSUs vest upon death or termination due to disability All unvested Incentive Rights and Options vest upon death or termination due to disability and must be exercised within 90 days	None
Retirement	None	None	Most recent PSU and RSU award is pro-rated All remaining PSUs and RSUs continue to vest as scheduled	Limited health, dental and life insurance benefits for Canadians meeting eligibility criteria Savings Plan and perquisites cease on retirement date

Estimated Incremental Payments for Termination as of December 31, 2015

Based on the provisions summarized above, the following tables reflect estimated payments that would have been made to the Named Executive Officers, or in the case of death, their estates, had their employment with Enerplus terminated as of December 31, 2015. The information presented in these tables does not necessarily reconcile to the information shown in the Summary Compensation and the Outstanding Option-Based and Share-Based Awards Tables. This is a reflection of different measurement periods for the purposes of salary and LTI calculations.

Termination Without Just Cause or For Good Reason Following a Change of Control

Name	Severance Period	Salary[1]	Annual Incentive Bonus[2]	Option-Based Award Payments[3]	Share-Based Award Payments[4]	Benefits & Perquisites[5]	Total
	(Months)	$	$	$	$	$	$
Ian C. Dundas	30	1,293,750	1,395,525	-	813,483	265,284	3,768,042
Jodine J. Jenson Labrie	24	570,000	300,259	-	203,282	135,615	1,209,156
Raymond J. Daniels	24	733,442	542,464	-	437,113	160,596	1,873,616
Eric G. Le Dain	24	680,109	512,336	-	415,726	153,229	1,761,400
Edward L. McLaughlin	12	428,697	279,500	-	262,724	89,634	1,060,555

Notes:

1. *Represents the Named Executive Officer's 2015 annual salary multiplied by the severance period.*

2. *Based on the average of annual incentive bonuses received by the Named Executive Officer in respect of 2013 and 2014, had such amount been received for the duration of the severance period and with no amount payable in respect of any partial year as termination was deemed to occur on December 31, 2015. For Mr. McLaughlin, U.S. dollar amounts were converted to Canadian dollars using the exchange rate of US$1.00 = CDN$1.3840 in effect December 31, 2015.*

3. *All unvested Stock Options held by the Named Executive Officer as at December 31, 2015 would vest and be immediately exercisable on December 31, 2015, as provided under the Executive Employment Agreements. The amounts presented are calculated based on the in-the-money value of the Options in respect of which vesting has been accelerated, based on the difference between the closing price of Common Shares on the TSX on December 31, 2015 and the exercise price of such Options.*

4. *All unvested PSUs and RSUs as at December 31, 2015 would immediately vest and be paid to the Named Executive Officer. The amounts represent the estimated market value of the outstanding PSUs and RSUs based on relative performance factors estimated as of December 31, 2015, plus the monthly cash dividends or dividend reinvestment that would have been paid by Enerplus on such shares had they been outstanding as Common Shares from the date of grant. The estimated relative performance factors were 0.64x for PSUs that vest on December 31, 2016 and 0.32x for PSUs that are scheduled to vest on December 31, 2017.*

5. *The amount payable over the severance period in lieu of perquisites including car allowance, parking, health, wellness, dental, life insurance and disability programs, benefits paid under a flexible spending account, club membership dues and the Savings Plan or 401(k) matching contribution made by Enerplus to each of the Named Executive Officers.*

Termination Due to Death, Disability or Retirement

The payments shown below relate exclusively to option-based and share-based award payments that would be made in accordance with the relevant plan texts and Enerplus' retirement policy. No other payments would be made by Enerplus if termination were due to death, disability, or retirement.

Name	Death or Disability[1]	Retirement[2]
	$	$
Ian C. Dundas	813,483	N/A
Jodine J. Jenson Labrie	203,282	N/A
Raymond J. Daniels	437,113	265,371
Eric G. Le Dain	415,726	N/A
Edward L. McLaughlin	262,724	N/A

Notes:

1. *Represents the estimated incremental payment for share-based awards that would have been made to a Named Executive Officer by reason of death or termination due to disability on December 31, 2015.*

2. *Mr. Daniels became eligible to retire in December 2015. Represents the aggregate value of the share-based awards that Mr. Daniels would have received upon an effective retirement date of December 31, 2015. No other Named Executive Officers were eligible to retire as at December 31, 2015 based upon the retirement criteria of a minimum of age 55 plus a minimum of five years of service with Enerplus for a combined total minimum of 65 years. Upon retirement, share awards previously granted will continue to vest in accordance with their original terms except shares awarded in the most recent grant are pro-rated.*

ADDITIONAL INFORMATION

Schedule A - Mandate of the Board of Directors
Schedule B - Annual Responsibilities of the Compensation & Human Resources Committee
Schedule C - Securities Authorized For Issuance Under Equity Compensation Plans
Schedule D - Summary of Share Award Incentive Plan
Schedule E - Summary of Stock Option Plan (Closed)
Schedule F - Summary of Rights Incentive Plan (Closed)
Schedule G - Summary of 2011 Executive PSU Plan (Closed)
Schedule H - Forum Selection By-Law
Schedule I - Summary of the Shareholder Rights Plan
Schedule J - Definitions

Schedule A - Mandate of the Board of Directors

The primary responsibility of the Board of Directors is to supervise the management of Enerplus to ensure its long term success and to maximize Shareholder value. Any responsibility which has not been delegated to management remains with the Board of Directors of Enerplus ("Board").

Composition

The Board shall be composed of a minimum of one director and a maximum of fifteen directors. Except as set out in the By-Laws of Enerplus, Board members will be elected at the annual meeting of the Shareholders and will serve until their successors are duly appointed. A majority of the directors will be independent. All members of the Board shall have the skills and abilities required to carry out their duties and responsibilities in the most effective manner. The Board shall endeavor to always have the right mix of experience and competencies to discharge its responsibilities.

Meetings

The Board shall meet at least six times yearly, and as deemed necessary in order to carry out its duties effectively. The Board shall also retain independent advice, if necessary.

Duties and Responsibilities

The Board is charged with the overall stewardship of Enerplus and manages or supervises the business of Enerplus and its management. The Board's responsibilities include:

1.   Management Selection, Retention and Succession

- Select, appoint and, if necessary, terminate the CEO

- Approve the appointment of the Chairman of the Board as recommended by the Corporate Governance & Nominating Committee

- Approve the list of directors standing for election, as recommended by the Corporate Governance & Nominating Committee

- Review its charter annually and recommend changes to the Board when necessary

- Annually appoint directors to the following committees and delegate to such committees specific responsibilities, pursuant to their respective mandates, as approved by the Board

  - The Audit & Risk Management Committee
  - The Compensation & Human Resources Committee
  - The Corporate Governance & Nominating Committee
  - The Reserves Committee
  - The Safety & Social Responsibility Committee

- At the Board's discretion, appoint any other Board committees that the Board decides are needed and delegate to such committees specific responsibilities, pursuant to their respective mandates, as approved by the Board

- Approve compensation programs for senior management, as recommended by the Compensation & Human Resources Committee

- Assess the CEO against corporate objectives approved by the Board

- Assess, annually, the effectiveness and the performance of the Board, its committees and directors in fulfilling their responsibilities

- Approve directors' compensation, as recommended by the Corporate Governance & Nominating Committee

2.   **Strategy**

- Review and approve the corporate objectives developed by the CEO

- Review, adopt and monitor Enerplus' strategic planning process

- Monitor Enerplus' performance in light of the approved strategic planning process

- Adopt, annually, a strategic planning process to maximize Shareholder value

3.   **Corporate Ethics and Integrity**

- Review and monitor Enerplus' Code of Business Conduct and disclose any waivers of the Code for officers and directors

- Review and respond to potential conflict of interest situations

- Ensure policies and processes are in place for the identification of principal business risks and review and approve risk management strategies

- Approve corporate policies and other corporate protocols and controls

- Approve Enerplus' policy on public disclosure

- Review, annually, its mandate and amend as deemed necessary

4.   **Financial Responsibilities**

- Approve the annual audited financial statements of Enerplus as recommended by the Audit & Risk Management Committee

- Approve the quarterly interim financial statements of Enerplus as recommended by the Audit & Risk Management Committee

- Recommend to the Shareholders the appointment of Enerplus' external auditors, as recommended by the Audit & Risk Management Committee

- Review and approve Enerplus' operating budget

- Review, as deemed necessary, approval authorities of the CEO and senior management

- Approve financial commitments in excess of delegated approval authorities

- Review and approve any material acquisitions, divestments and corporate reorganizations

- Assess and approve any material securities offerings, financing or banking arrangements

Schedule B - Annual Responsibilities of the Compensation & Human Resources Committee

On an annual basis, the Compensation & Human Resources Committee is responsible for the following activities related to executive and employee compensation, succession planning and talent management.

January	✓ Recommend to the Board of Directors the corporate performance rating for the funding of the annual bonus pool, any salary increase for the CEO, the CEO's annual bonus, and the CEO's annual PSU and RSU awards ✓ Review the CEO's proposals for VP and SVP salary increases, annual bonuses, and annual PSU and RSU awards ✓ Review payouts made under the various PSU plans. Approval is not required unless the Compensation & Human Resources Committee wishes to apply discretion to modify the payout calculation relative to the prescribed methodology ✓ Review any updates to executive succession planning and leadership development ✓ Approve non-executive compensation changes
February	✓ Review and recommend to the Board executive salary increases, annual bonuses, and annual PSU and RSU awards ✓ Review draft Information Circular disclosure and provide feedback to management ✓ Review draft corporate and CEO goals for the current year, and provide recommendations on those goals to the Board ✓ Review any updates to executive succession planning and leadership development ✓ Review executive goals for the current year
March	✓ Finalize any Compensation & Human Resources Committee contributions to the Information Circular and approve the filing ✓ Define and approve external consultant mandates
June	✓ Approve PSU and RSU awards to any new hires and/or recently promoted employees
August	✓ Review comprehensive benchmarking of senior executive compensation, as needed ✓ Review voting results from the Annual Meeting and reports from institutional advisory firms, and determine follow-up action ✓ Review any updates to executive succession planning and leadership development ✓ Conduct Diversity Policy progress review
September	✓ Approve PSU and RSU awards to any new hires and/or recently promoted employees
November	✓ Review comprehensive compensation benchmarking of all executive positions ✓ Approve any changes to compensation philosophy, incentive targets, plan designs, and/or policies for the upcoming year ✓ Review any updates to executive succession planning and leadership development ✓ Begin the CEO performance assessment process
December	✓ Complete the CEO evaluation in respect of prior year performance ✓ Approve PSU and RSU awards to any new hires and/or recently promoted employees

Schedule C - Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2015, the number of Common Shares which were authorized for issuance with respect to the Stock Option Plan, the Rights Incentive Plan and the Share Award Incentive Plan, being the only compensation plans of Enerplus then in effect in which securities may be issued from treasury. Descriptions of these plans are set out under "*Additional Information*".

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted-average exercise price of outstanding options, warrants and rights[2] (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	11,232,659	18.49	9,421,286
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	11,232,659	18.49	9,421,286

Notes:
1. Includes Options, Incentive Rights, PSUs and RSUs outstanding under the Stock Option Plan, the Rights Incentive Plan, and the Share Award Incentive Plan.
2. Without giving effect to the permitted reduction in the exercise prices under the Rights Incentive Plan. If the downward adjustment in the exercise price is included, the weighted-average exercise price is $18.49. The weighted-average exercise price with or without the downward adjustment is the same price, as the conditions for a permitted reduction in exercise price have not been fulfilled.

Schedule D - Summary of Share Award Incentive Plan

Background

The Share Award Incentive Plan ("Plan") was approved by Shareholders and implemented in February 2014 to replace Enerplus' previous LTI plans, including the 2011 Executive PSU Plan, the Stock Option Plan and the Rights Incentive Plan. Since the adoption of the Plan, Enerplus has not made and does not intend to make any further grants of awards under the previous LTI plans.

The Plan governs the annual granting of Share Awards in the form of either or both RSUs and PSUs to executives and employees for greater alignment of interests between Enerplus and Shareholders.

Vesting and Expiry

RSU

Each RSU awarded entitles the holder to one Common Share at the time of vesting. RSUs vest in three tranches: one third on each of the first, second and third anniversary dates of the date of grant.

PSU

Each PSU awarded entitles the holder to one Common Share at the time of vesting. PSU awards cliff vest in their entirety at the end of a three year performance period.

Dividends

Share Awards accrue dividends starting from the date of grant that are notionally reinvested on a compounding basis using the five-day volume weighted average price preceding the dividend payment date.

Payout

Common Shares payable to a holder upon vesting of a Share Award may be issued from Enerplus' treasury. On or prior to the payout date, these Common Shares will automatically be sold on the TSX by a broker, dealer or plan administrator on behalf of the holder without any discretion exercised or instructions provided by the holder. Each holder will then be paid a cash amount, based on the average sale price received from all Common Shares sold on behalf of the Plan participants in respect of that payout date. However, Enerplus may elect to instead pay to the holder an amount in cash equal to the aggregate fair market value of the Common Shares to which the holder is entitled under his or her Share Awards in lieu of issuing treasury Common Shares. In this case, the fair market value payable to the holder is based on the five day volume weighted average trading price of the Common Shares on the TSX for the period ending one business day prior to the vesting date.

RSU

The value of payment is calculated based on the number of vesting RSUs including those obtained through the notional reinvestment of dividends, multiplied by the sum of the share price.

PSU

The value of payment is calculated based on the number of vesting PSUs including those obtained through the notional reinvestment of dividends, multiplied by the share price multiplied by the payout multiplier ("Multiplier").

The Multiplier ranges from 0.0x to 2.0x and is determined based on Enerplus' relative TSR over the performance period as compared to a group of industry peers ("Performance Group"). If the percentile rank is less than 25, the Multiplier is zero, and if the percentile rank is equal to or greater than 75, the Multiplier is two. Where the percentile rank is between those numbers, the Multiplier will be determined by linear interpolation between the two nearest values.

The Performance Group is specified by the Board at the beginning of each performance period, and generally will consist of the entities that comprise the S&P/TSX E&P Index (or any replacement or successor index) at the beginning of the performance period. The composition of the Performance Group may subsequently be amended by the Board if any member of the group ceases to exist during the applicable performance period.

For Share Awards granted in 2014, the TSR for a given performance period was calculated using cumulative dividends on a reinvested basis and the change in the trading price of the Common Shares on the TSX over such period. The share price used at the beginning of the performance period to determine the TSR of Enerplus and the Performance Group was based on the volume weighted average trading prices for the first 20 trading days and last 20 trading days of such performance period.

In February 2015, Enerplus amended the Plan to ensure consistent year-over-year pricing of PSUs to be granted under the Plan and better align the terms of the Plan with industry practice. The amendment provides that the share price used at the beginning of the performance period to determine the TSR of Enerplus and the Performance Group would be based on the final 20 trading days prior to the commencement of the performance period rather than the first 20 trading days of the performance period itself. As such, the starting share price for a new PSU award will align with the ending share price of the vesting PSU. The administrative nature of this amendment did not require Shareholder approval under the terms of the Plan or applicable regulatory requirements.

Pool (Shareholder Approved Treasury Reserve)

The Plan provides that the number of Common Shares reserved for issuance from Enerplus' treasury pursuant to the Plan shall not exceed 5% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time. Additionally, the Plan provides that the number of Common Shares reserved for issuance from treasury under the Plan plus the number of Common Shares reserved for issuance pursuant to grants under any other Security-Based Compensation Arrangement shall not exceed 10% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time. A "Security-Based Compensation Arrangement" generally means any other plan under which Common Shares can be issued from Enerplus' treasury.

As the number of Common Shares that may be issued upon the vesting of RSUs (due to accumulated notional dividends from the date of grant) and PSUs (due to accumulated notional dividends and the application of the performance multiplier) may be higher than the number of RSUs or PSUs, as applicable, granted and outstanding, it is possible that the number of Common Shares issuable upon vesting of RSUs and PSUs at a particular time, plus the number of RSUs and PSUs that remain issued and outstanding at such time, could exceed 5% of the number of then outstanding Common Shares. Until such RSUs or PSUs vest, there is significant uncertainty as to the number of Common Shares ultimately issuable upon the vesting of such RSUs or PSUs. However, once such Common Shares are issued upon vesting, the number of available Common Shares available for subsequent issuance under the Share Award Incentive Plan will still only be the 5% limit described above.

Following the expiration, cancellation or other termination of any Share Awards under the Share Award Incentive Plan (including upon the vesting and payout of Share Awards), a number of Common Shares reserved for issuance under the Share Awards which have expired, been cancelled or terminated will automatically become available for issuance in respect of new Share Awards that may subsequently be granted under the Plan. As there is a rolling 10% aggregate maximum number of issued and outstanding Common Shares reserved among all of Enerplus' Security-Based Compensation Arrangements, as Options and Incentive Rights granted in previous years are exercised or expire, the Common Shares reserved for issuance under those grants will be reallocated for future issuance under the Plan. As the Plan does not have a fixed maximum number of Common Shares reserved for issuance under the Plan, the TSX requires that the approval of all unallocated Share Awards under the Plan be sought by Enerplus every three years from a majority of the Shareholders.

As of March 1, 2016 an aggregate of 2,509,307 Share Awards (1,044,369 PSUs and 1,464,938 RSUs) were issued and outstanding, representing 1.2% of the issued and outstanding Common Shares, which entitle the holders to receive an aggregate number of Common Shares (assuming a Multiplier of 1.0X applicable to outstanding PSUs).

As at March 1, 2016, there were Options and Incentive Rights outstanding to acquire a total of 6,958,576 Common Shares, representing 3.4% of the issued and outstanding Common Shares at such date. As Options and Incentive Rights are exercised, terminated, cancelled or expire, the Common Shares underlying such Options and Incentive Rights will become available for issuance under the Share Award Incentive Plan, subject to the limit of 5% of the issued and outstanding Common Shares reserved for issuance under such plan.

Termination Provisions

Termination Type	
For Just Cause or by Executive without Good Reason (Resignation)	Share Awards are forfeited and cancelled on the termination date.
Without Just Cause (by Enerplus) or For Good Reason (by Executive), including following a Change of Control	All outstanding Share Awards are forfeited and terminated on the effective date of the termination, unless otherwise stated in the termination provisions contained in an executive employment agreement. If an executive officer's employment with Enerplus is terminated in certain circumstances following a Change of Control, the vesting and payment of Share Awards may be accelerated pursuant to the terms of his or her executive employment agreement.
Death or disability	All Share Awards fully accelerate and vest, with the amount of the cash payment calculated on the basis of Enerplus' share performance up to the date of the holder's death and based on the fair market value of the Common Shares at such time.
Retirement	All Share Awards previously granted to the holder will continue to vest and be paid out in accordance with their original terms, except the number of unvested and unpaid Share Awards that comprise the most recent grant of such awards will be reduced on a pro rata basis for the proportion of the entire three year vesting period completed prior to the date of retirement.

Other Terms

- The Plan provides that the Board may, in its sole discretion, amend or modify the terms and conditions regarding any grant of Share Awards, including without limitation, to accelerate any vesting or payment date of a Share Award or to adjust the Multiplier or the number of Common Shares deliverable pursuant to PSU awards under the Plan; provided that no such amendment or modification may, without the consent of the affected holder, reduce or adversely affect the amount of a Share Award otherwise payable pursuant to the terms of the Plan

- The Board may, at any time, with the approval of Shareholders, suspend, discontinue or amend the Plan or a Share Award. However, the Board may not amend the Plan or a Share Award without the approval of the holders of a majority of Common Shares who vote at a Shareholder meeting to:

  (a) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, reserved for issuance pursuant to the Plan
  (b) expand the categories of individuals who are eligible to participate in the Plan
  (c) extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of the Plan
  (d) remove or increase the limits on the number of Common Shares issuable to any individual holder or to insiders as described under "*Pool (Shareholder Approved Treasury Reserve)*", above
  (e) permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes
  (f) amend the amendment provisions of the Plan, unless the change to the Plan or a Share Award results from the application of the customary anti-dilution provisions of the Plan.

Additionally, no suspension, discontinuance or amendment may be made by the Board in respect of previously issued Share Awards that would adversely alter or impair those awards without the consent of the affected holder. Any amendments to the Plan are also subject to the requirements of the TSX or other applicable regulatory bodies

- The Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of Enerplus

- A Share Award is personal to the holder and is non-transferable and non-assignable, other than as required for estate settlement purposes in the event of the holder's death

- The Plan does not provide for or contemplate the provision of financial assistance to holders, as no financial payment is required to be made by the holder under the operation of the Plan

- Enerplus is not required to issue or deliver any Common Shares to any holder or make any payment in violation of any applicable law, regulation or rule of any governmental authority, securities regulatory authority or stock exchange

- The aggregate number of Share Awards granted to any individual under the Plan shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis), and the number of Common Shares issuable to insiders of Enerplus as a whole under the Plan, either within any one-year period or at any time, shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis), in each case less the number of Common Shares reserved for issuance to such persons under any other Security-Based Compensation Arrangements of Enerplus

Schedule E - Summary of Stock Option Plan (Closed)

Background

In connection with the Conversion, the Stock Option Plan was approved by the Unitholders of the Fund on December 9, 2010, to allow all employees to be eligible to receive Options.

Directors of Enerplus were not eligible to participate in the Stock Option Plan. Since the implementation of the Share Award Incentive Plan in February 2014, Enerplus has not issued any Options.

Vesting and Expiry

Options vest in 3 tranches: one third on each of the first, second and third anniversary dates of the date of grant.

Unexercised Options expire seven years from the date of grant. If the expiry date of an Option occurs during or within 10 business days of a blackout period (as such term is defined in the Stock Option Plan), then the expiry date is extended to the tenth business day after the expiry date of the blackout period.

Dividends

Options are not eligible to accrue dividends.

Payout

When an Option has vested, the Option holder can exercise the Option by purchasing Common Shares at the exercise price. The Option holder can either hold the Common Shares or can surrender the Common Shares in exchange for a cash payment equal to the difference between the current market price and the exercise price under the Option multiplied by the Common Shares underlying the Option exercised.

The exercise price of an Option must be no less than the closing price of the Common Shares on the TSX on the last business day prior to the date on which the Option is granted.

Pool

The Stock Option Plan provides that, at all times, 10% of the issued and outstanding Common Shares (on a non-diluted basis), less the number of Common Shares that are reserved for issuance pursuant to other Security-Based Compensation Arrangements where Common Shares may be issued from treasury, will be reserved and available for issuance upon the exercise of Options. This 10% maximum is an evergreen provision whereby a number of Common Shares equivalent to the number of Options that have been exercised, terminated, cancelled or expired are re-reserved for issuance under the Stock Option Plan and available for future issuances. As Options are exercised, terminated, cancelled or expire, the Common Shares underlying such Options will instead become available for issuance under the Share Award Incentive Plan, subject to the limit of 5% of the issued and outstanding Common Shares reserved for issuance under that plan.

The last Option grant was in 2013. As of March 1, 2016, there were 6,776,135 Options outstanding, representing 3.3% of the issued and outstanding Common Shares on such date. As of December 31, 2015, there were a total of 7,380,662 Options outstanding representing approximately 3.6% of the issued and outstanding Common Shares, with exercise prices ranging from $12.88 to $30.64 with a weighted average exercise price of $18.36 and expiration dates ranging from March 10, 2018 to March 5, 2020. As of December 31, 2015, a total of 6,215,814 of these outstanding Options were vested, with a weighted average exercise price of $19.14.

Termination Provisions

Termination Type	
For Just Cause or by Executive without Good Reason (Resignation)	Options expire and are cancelled on the termination date.
Without Just Cause (by Enerplus) or For Good Reason (by Executive), including following a Change of Control	Unless otherwise specified in an executive employment agreement, unvested Options expire and are cancelled on the termination date. Vested Options expire 90 days from termination date.
Death or Disability	All unvested options become vested on the death or disability date and must be exercised within 90 days.
Retirement	Options continue to vest and expire in accordance with their original terms.

Other Terms

- The Stock Option Plan states that the Board may, at any time without the approval of the Shareholders and the holders of any other voting securities of Enerplus, suspend, discontinue or amend the Stock Option Plan or any Option

- The Board may not, without the approval of a majority of the Shareholders and the holders of other voting securities of Enerplus, amend the Stock Option Plan or an Option to:

  (a) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the Stock Option Plan

  (b) make any amendment that would reduce the exercise price of an outstanding Option (including a cancellation and re-issue of an Option that constitutes a reduction of the exercise price)

  (c) extend the expiry date of any Option granted under the Stock Option Plan beyond the expiry date of the Option determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above

  (d) expand the categories of individuals who are eligible to participate in the Stock Option Plan

  (e) permit the transfer or assignment of Options, except to permit a transfer to a family member, an entity controlled by the holder of the Options or a family member, a charity, or for estate planning or estate settlement purposes

  (f) amend the amendment provisions of the Stock Option Plan, unless the change to the Stock Option Plan or an Option results from the application of provisions in the Stock Option Plan relating to mergers, business combinations, take-over bids or similar transactions or to the anti-dilution provisions

- An Option is personal to the holder thereof and is non-transferable and non-assignable

- The Stock Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares

- The Stock Option Plan (and any proposed future amendments to the Stock Option Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Stock Option Plan or applicable stock exchanges from time to time. As a result of implementing an automatic re-loading 10% maximum number of Common Shares reserved for issuance under the Stock Option Plan, the TSX requires approval from Shareholders every three years. Shareholder approval of unallocated Options was last obtained at the annual meeting held in May 2013. Enerplus does not intend to seek Shareholder approval of the Stock Option Plan for a further three years. Any amendment to the Stock Option Plan is subject to the prior approval, where required, of applicable stock exchanges, and no amendment to, or suspension or discontinuance of, the Stock Option Plan may be made to the Stock Option Plan or an Option granted under the Stock Option Plan that would adversely alter or impair any previously granted Options, without the prior consent of the holder

- The maximum number of Common Shares that any one individual may receive upon the exercise of Options under the Stock Option Plan is 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to such individual under any other securities-based compensation arrangement ("Individual Limit")

- The maximum number of Common Shares that insiders of Enerplus may receive upon the exercise of Options under the Stock Option Plan is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to insiders of Enerplus under any other Security-Based Compensation Arrangement ("Aggregate Insider Limit")

- In addition, the maximum number of Common Shares that may be issued to any one insider of Enerplus under the Stock Option Plan within a one-year period is the Individual Limit excluding Common Shares issued to the insider under the Stock Option Plan or any other Security-Based Compensation Arrangement during the preceding one-year period, and the maximum number of Common Shares that may be issued to insiders of Enerplus under the Stock Option Plan within a one-year period is the Aggregate Insider Limit excluding Common Shares issued to insiders of Enerplus under the Stock Option Plan or any other Security-Based Compensation Arrangement during the preceding one-year period

Schedule F - Summary of Rights Incentive Plan (Closed)

Background

Effective January 1, 2011, Enerplus converted from an income trust (the Fund) to a corporation and the Trust Unit Rights Incentive Plan ("TURIP") effective 2001, was amended and restated to the Rights Incentive Plan in January 2011 to reflect the Conversion. Each Incentive Right granted under the Rights Incentive Plan outstanding as at December 31, 2010 entitled the holder to purchase one Common Share in lieu of a trust unit of the Fund on the same terms and at the same price as such Incentive Right was exercisable prior to the Conversion. All Incentive Rights outstanding as at December 31, 2010 continue to be subject to the provisions of the Rights Incentive Plan. The last grant of Incentive Rights under the Rights Incentive Plan was made in 2010 and, as a result of the adoption by Enerplus of the Stock Option Plan effective January 1, 2011, Enerplus has not made and does not intend to make any further grants of awards under the Rights Incentive Plan.

Vesting and Expiry

Incentive Rights vest in 3 tranches: one third on each of the first, second and third anniversary dates of the date of grant.

Once vested, an Incentive Right is exercisable and expires at the end of the third calendar year following the year in which the Incentive Right vested.

If the expiry date of an Incentive Right occurs during or within 10 business days of a blackout period, then the expiry date is extended to the tenth business day after the expiry date of the blackout period.

Dividends

Incentive Rights are not eligible to accrue dividends.

Exercise Price

The original exercise price of an Incentive Right at the time of grant could not be less than the closing price of the trust units (now Common Shares) of the Fund on the TSX on the last business day prior to the approval of the grant of the Incentive Rights by the Board. However, the original exercise price of the Incentive Rights may be adjusted downward at the election of the holder, except U.S. holders who are subject to certain U.S. tax rules, in which case the original exercise price may not be adjusted downward. The downward adjustment may occur once Enerplus' distributions or dividends to Shareholders exceed 10% of the net property, plant and equipment account on Enerplus' balance sheet, on a per share basis, in a calendar year (adjusted as to 2.5% of the net property, plant and equipment, on a per share basis, at the end of each calendar quarter), following which the exercise price of the Incentive Rights may be reduced by a corresponding per share amount.

Pool

The Rights Incentive Plan provides that the aggregate number of Common Shares reserved for issuance thereunder, subject to any adjustments or increases of such number relating to mergers, business combinations, take-over bids and anti-dilution provisions, shall not exceed 5,473,866, which was the number of Incentive Rights outstanding on January 1, 2011, the date of the Conversion.

All Incentive Rights that are exercised, terminated or cancelled or that have expired are immediately re-reserved for issuance, and will become available for issuance under the Share Award Incentive Plan subject to the limit of 5% of the issued and outstanding Common Shares reserved for issuance under that plan.

As of March 1, 2016, a total of 182,441 Incentive Rights remained outstanding, representing 0.1% of the issued and outstanding Common Shares. As of December 31, 2015, there were a total of 198,937 Incentive Rights outstanding representing 0.1% of the issued and outstanding Common Shares, with exercise prices ranging from $23.05 to $30.32 with a weighted average exercise price of $23.61 and expiring on December 31, 2016. As of December 31, 2014, all outstanding Incentive Rights had vested and were exercisable.

Termination Provisions

Termination Type	
For Just Cause or by Executive without Good Reason (Resignation)	Incentive Rights expire and are cancelled on termination date.
Without Just Cause (by Enerplus) or For Good Reason (by Executive), including following a Change of Control	Unless otherwise specified in an executive employment agreement, unvested Incentive Rights expire and are cancelled on the termination date. Vested Incentive Rights expire 90 days from termination date.
Death or Disability	All unvested Incentive Rights become vested on the death or disability date and must be exercised within 90 days.
Retirement	Incentive Rights continue to vest and expire in accordance with their original terms.

Other Terms

- The Rights Incentive Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of Enerplus. The Rights Incentive Plan states that the Board may, at any time without the approval of the Shareholders, suspend, discontinue or amend the Rights Incentive Plan

- The Board may not, without the approval of a majority of the Shareholders, amend the Rights Incentive Plan to:

    (a)   increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the Rights Incentive Plan

    (b)   other than as provided for in the exercise price adjustment mechanisms for distributions, make any amendment that would reduce the exercise price of an outstanding Incentive Right (including a cancellation and reissue of an Incentive Right that constitutes a reduction of the exercise price), or to make any amendment to such exercise price adjustment mechanisms

    (c)   extend the expiry date of any Incentive Right granted under the Rights Incentive Plan beyond the expiry date of the Incentive Right determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period

    (d)   expand the categories of individuals who are eligible to participate in the Rights Incentive Plan

    (e)   permit the transfer or assignment of Incentive Rights, except to permit a transfer to a family member, an entity controlled by the holder of the Incentive Rights or a family member, a charity, or for estate planning or estate settlement purposes

- The Rights Incentive Plan (and any proposed future amendments to the Rights Incentive Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Rights Incentive Plan or applicable stock exchanges from time to time. Any amendment to the Rights Incentive Plan is subject to the prior approval of the TSX or other applicable regulatory bodies, and no amendment to, or suspension or discontinuance of, the Rights Incentive Plan or an Incentive Right granted under the Rights Incentive Plan may be made that would alter or impair any previously granted Incentive Rights, without the prior consent of the holder

- An Incentive Right is personal to the holder and is non-transferable and non-assignable

- The Rights Incentive Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Incentive Rights and the issuance of Common Shares

- The total number of Common Shares to be granted to any Incentive Rights holder under the Rights Incentive Plan and any other Security-Based Compensation Arrangement shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Incentive Right

Schedule G - Summary of 2011 Executive PSU Plan (Closed)

Background
The 2011 Executive PSU Plan was implemented in 2011 to grant PSUs to executive officers. Since the implementation of the Share Award Incentive Plan in February 2014, Enerplus does not intend to make any further grants under the 2011 Executive PSU Plan.

Vesting and Expiry
Shares cliff vest and expire three years from year of grant ("performance period").

Dividends
The cash value of dividends over the performance period is summed and added to the payout price of the PSUs upon vesting.

Payout
Once the applicable performance period has been completed, a grant of PSUs vests and a cash payment is made to the executive within 31 days.

The value of payment is calculated based on the number of vesting PSUs multiplied by the sum of the share price and accumulated dividends over the performance period. The value is then multiplied by a performance multiplier.

PSU Payout Amount	=	# PSUs Vested	x	Share Price + Dividends	x	PSU Performance Multiplier

The share price is calculated using the volume weighted average trading price of the Common Shares on the TSX for the last 10 trading days of the applicable performance period.

The performance multiplier ranges from 0.5x to 2.0x and is determined based on Enerplus' relative total shareholder return ("TSR") performance over the performance period measured to a group of industry peers ("Performance Group").

The Performance Group is specified by the Board at the beginning of each performance period, which generally will consist of the entities that comprise the S&P/TSX E&P Index (or any replacement or successor index) at the beginning of the performance period, as may be modified by Enerplus. The composition of the Performance Group may subsequently be amended by the Board if any member of the group ceases to exist during the applicable performance period.

The TSR over the performance period is calculated by dividing (a) the total of the cash dividends or similar payments received during the performance period plus the total Common Share price appreciation (or depreciation) during the period by (b) the Common Share price at the beginning of the relevant performance period, using the ten day volume weighted average trading price.

The TSR, as compared to the Performance Group, results in a multiplier referred to as a "relative performance factor" then being applied to the number of PSUs granted in respect of the performance period. The relative performance factor is determined by the Board, after consultation with, and receiving the recommendation of, Enerplus' management. The methodology used to determine the relative performance factor may differ for separate grants of PSUs and may be revised by the Board based on such factors as the Board considers appropriate. For example, the relative performance factor may range from a multiplier of 0.5 for a relative performance ranking at or below the 25th percentile as compared to the Performance Group, to a multiplier of 1.0 for achieving the 50th percentile, up to a multiplier of 2.0 where Enerplus' performance ranks at or above the 75th percentile as compared to the Performance Group, with linear interpolation.

Pool

There are no treasury shares reserved for issuance under this Plan.

Termination Provisions

Termination Type	
For Just Cause or by Executive without Good Reason (Resignation)	All PSUs expire upon termination unvested or unpaid.
Without Just Cause (by Enerplus) or For Good Reason (by Executive), including following a Change of Control	All PSUs vest upon termination date.
Death or Disability	All PSUs vest upon death or disability date.
Retirement	Most recent award is pro-rated. All remaining PSUs continue to vest as scheduled.

Other Terms

The Board may amend or otherwise modify the terms and conditions regarding any grant of PSUs, including without limitation, accelerate any payment date or modify the methodology of calculating and paying any PSUs granted under the plan, provided that no such amendment or modification may, without the consent of the affected executive, reduce or adversely affect the amount of an award otherwise payable pursuant to the terms of the 2011 Executive PSU Plan.

Schedule H – Forum Selection By-Law


BY-LAW NO. 2

A by-law relating generally to forum selection of

ENERPLUS CORPORATION


BE IT ENACTED as a by-law of the Corporation as follows:

SECTION ONE
FORUM SELECTION

1.1   Unless Enerplus Corporation (the "Corporation") consents in writing to the selection of an alternative forum, the Court of Queen's Bench of the Province of Alberta, Canada and the appellate Courts therefrom (or, failing such court, any other "Court" as defined in the *Business Corporations Act* (Alberta), as amended from time to time (the "ABCA") having jurisdiction and the appellate Courts therefrom), shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

(a)   any derivative action or proceeding brought on behalf of the Corporation;

(b)   any application for an oppression remedy;

(c)   any action or proceeding asserting a claim of breach of the duty of care owed by the Corporation or any director, officer, or other employee of the Corporation to the Corporation or to any of the Corporation's shareholders;

(d)   any action or proceeding asserting a claim of breach of the fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or to any of the Corporation's shareholders;

(e)   any action or proceeding asserting a claim arising pursuant to any provision of the ABCA or the Corporation's articles or by-laws (as either may be amended from time to time); or

(f)   any action or proceeding asserting a claim otherwise related to the "affairs" (as defined in the ABCA) of the Corporation.

1.2   If any action or proceeding the subject matter of which is within the scope of the preceding sentence is filed in a Court other than a Court located within the Province of Alberta (a "Foreign Action") in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the provincial and federal Courts located within the Province of Alberta in connection with any action or proceeding brought in any such Court to enforce the preceding sentence, and (ii) having service of process made upon such shareholder in any such action or proceeding by service upon such shareholder's counsel in the Foreign Action as agent for such shareholder.

SECTION TWO
EFFECTIVE DATE

The foregoing by-law was made by the directors of the Corporation on the 16th day of March, 2016.

ENERPLUS CORPORATION

By: (signed) "*David A. McCoy*"

Name: David A. McCoy

Title: Vice President, General Counsel
          & Corporate Secretary

Schedule I – Summary of the Shareholder Rights Plan

Please see "*Business of the Meeting – Approval of the Continuation and Amendment and Restatement of the Shareholder Rights Plan*" in the Information Circular to which this Schedule is attached for a discussion of the shareholder rights plan of the Company proposed to be continued pursuant to the Amended and Restated Shareholder Rights Plan Agreement to be dated as of May 6, 2016 between the Company and Computershare, as rights agent (referred to herein as the "**Rights Plan**"), provided requisite Shareholder approval is obtained at the Meeting, and the reasons for the Board of Directors recommending its continuation.

Capitalized terms used but not specifically defined in this Schedule shall have the meanings ascribed thereto in the Information Circular to which this Schedule is attached.

The following summary of the Rights Plan is qualified in its entirety by reference to the complete text of the Rights Plan, which shall govern in the event of any conflict between the provisions thereof and this summary. A Shareholder may obtain a copy of the Rights Plan by contacting the Investor Relations Department of the Company at The Dome Tower, Suite 3000, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, by telephone (1-800-319-6462) or email (investorrelations@enerplus.com).

Definitions

"**Convertible Securities**" means, at any time, any securities issued by the Company from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares.

"**Independent Shareholders**" means holders of Common Shares, excluding: (a) any Acquiring Person (as described below); (b) any Offeror (as defined below); (c) any affiliate or associate of such Acquiring Person or Offeror; (d) any person acting jointly or in concert with such Acquiring Person or Offeror; or (e) any person who is a trustee of any employee benefit plan, Common Share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Company or a subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

"**Offer to Acquire**" includes: (a) an offer to purchase, or a solicitation of an offer to sell, Common Shares; and (b) an acceptance of an offer to sell Common Shares, whether or not such offer to sell has been solicited; or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell.

"**Offeror**" shall mean any person that is making or has announced a current intention to make a Take-over Bid.

"**Take-over Bid**" means an Offer to Acquire Common Shares or securities convertible into Common Shares, where the Common Shares subject to the Offer to Acquire, together with the Common Shares into which the securities subject to the Offer to Acquire are convertible, and the Offeror's securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

Term

If approved at the Meeting, the Rights Plan will be continue to be in effect following the Meeting and (subject to earlier termination in accordance with its terms) will remain in effect until the "**Expiration Time**", which, pursuant to the Rights Plan, is defined as the earliest of: (i) the "**Termination Time**", generally being the date on which rights are redeemed due to operation of the Rights Plan; and (ii) the termination of a "**Reconfirmation Meeting**" (which means the annual meeting of Shareholders of the Company in the year 2019 and every third annual meeting of Shareholders thereafter) at which the Rights Plan is either not reconfirmed by Shareholders or is not presented for their reconfirmation. In order to be reconfirmed at a Reconfirmation Meeting, the continued existence of the Rights Plan must be ratified by a resolution passed by a majority of votes cast by (i) Independent Shareholders; and (ii) if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, all holders of Common Shares, who vote in respect thereof in accordance with Section 5.19 of the Rights Plan.

Issue of Rights

One right (a "**Right**") was issued by the Company in respect of each Common Share that was outstanding immediately after the conversion of Enerplus Resources Fund into Enerplus Corporation on January 1, 2011, and each additional Common Share issued thereafter. One Right will also be issued for each additional Common Share issued after the Meeting and prior to the earlier of the Separation Time (as described below) and the time at which the Rights expire and terminate.

The issuance of the Rights is not dilutive and does not affect reported earnings or cash flow per Common Share unless the Rights separate from the underlying Common Shares in connection with which they were issued and become exercisable or are exercised. The issuance of the Rights also does not change the manner in which Shareholders currently trade their Common Shares, and is not intended to interfere with the Company's ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the Common Shares in connection with which they were issued, until the "**Separation Time**", being the close of business on the tenth business day after the earlier of (i) the first date of public announcement that a person has become an Acquiring Person (as described below), or (ii) the date of commencement or announcement of the intent of any person to make a Take-over Bid that does not qualify as a Permitted Bid (as defined below), or (iii) the date on which a Permitted Bid ceases to be a Permitted Bid, or such later time as the Board of Directors may determine.

Acquiring Person

A person will be considered to be an "**Acquiring Person**" for the purposes of the Rights Plan if it acquires beneficial ownership (within the meaning of the Rights Plan) of 20% or more of the outstanding Common Shares, other than through certain types of acquisitions specified in the Rights Plan.

Consequences of a Flip-in Event

A "**Flip-in Event**" generally refers to any transaction as a result of which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the Board of Directors has not waived the application of the Rights Plan, each Right beneficially owned by:

(a)   an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

(b)   any other Shareholder shall entitle such Shareholder to purchase additional Common Shares at a substantial discount to their prevailing market price at the time.

Permitted Bid Requirements

An Offeror may make a Take-over Bid for the Company without becoming an Acquiring Person (and therefore not triggering the consequences of a Flip-in Event described above) if it makes a Take-over Bid that is a "**Permitted Bid**" under the Rights Plan, which is a Take-over Bid that meets certain requirements, including that the bid must be:

(a)   made to all holders of record of Common Shares (other than the Offeror); and

(b)   subject to irrevocable and unqualified provisions that:

(i)   the bid will remain open for acceptance for at least 105 days from the date of the bid or such shorter minimum initial deposit period that a take-over bid (that is not exempt from the general take-over bid requirements of applicable Canadian securities laws) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to applicable Canadian securities laws;

(ii)   the bid will be subject to a minimum tender condition of more than 50% of the Common Shares held by Independent Shareholders; and

(iii)   the bid will be extended for at least 10 days if more than 50% of the Common Shares held by Independent Shareholders are deposited to the bid (and the Offeror shall make a public announcement of that fact).

A "**Competing Permitted Bid**" will also generally be considered to be a "Permitted Bid" for the purposes of the Rights Plan. A "Competing Permitted Bid" is a Take-over Bid that is made while a Permitted Bid is outstanding and that satisfies all of the criteria for Permitted Bid status, except that it may not expire until the later of (i) the earliest date on which Common Shares may be taken up under any other Permitted Bid that is outstanding, and (ii) the last day of the minimum initial deposit period such Take-over Bid must remain open for deposits of securities thereunder under applicable Canadian securities laws.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a "**Permitted Lock-Up Agreement**") with a Shareholder pursuant to which the Shareholder (the "**Locked-Up Person**") agrees to deposit or tender its Common Shares and/or Convertible Securities to a Take-over Bid (the "**Lock-Up Bid**") made by that person, provided that the Permitted Lock-Up Agreement meets certain requirements, including that:

(a)   the terms of the agreement are publicly disclosed and a copy is publicly available;

(b)   the Locked-Up Person can terminate its obligation under the agreement in order to tender its Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction where the offer price or value of the consideration payable is (i) greater than the price or value of the consideration per Common Share and/or Convertible Securities offered under the Lock-Up Bid or (ii) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid; and

(c)   if the Locked-Up Person fails to deposit its Common Shares and/or Convertible Securities to the Lock-Up Bid, withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit or tender such Common Shares and/or Convertible Securities to another Take-Over bid or supports another transaction, no "break fees" or other penalties shall be payable by the Locked-Up Person that exceed, in the aggregate, the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-Up Bid, and (ii) 50% of the increase in consideration resulting from another Take-over Bid or transaction.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on Common Share certificates or other documents (including a Direct Registration Advice) representing Common Shares, and the absence of such a legend on Common Share certificates (or documents or certificates representing securities of predecessor entities of the Company that have not been exchanged for certificates or documents representing Common Shares) shall not invalidate the existence of one Right in respect of each Common Share. From and after the Separation Time and prior to the Expiration Time (as described above), Rights will be evidenced by separate certificates or other documents evidencing ownership of the Rights.

Before the Separation Time (as described above), Rights will trade together with, and will not be transferable separately from, the Common Shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable independent of the Common Shares.

Waiver

The Board of Directors may, prior to the occurrence of a Flip-in Event (as described above), waive the application of the Rights Plan provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a take-over bid circular sent to all holders of Common Shares. Any waiver of the Rights Plan's application in respect of a particular Take-over Bid will constitute a waiver of the Rights Plan in respect of any other formal Take-over Bid made while the initial bid is outstanding.

The Board of Directors may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Common Shares such that at the time of the waiver, such person is not an Acquiring Person. With Shareholder approval, the Board of Directors may waive the application of the Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid or any other Take-over Bid in respect of which the Board of Directors has waived the application of the Rights Plan. With Shareholder approval, the Board of Directors may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Managers, etc.

Investment managers, mutual fund managers, trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Common Shares, are effectively exempted (through the definition of "Beneficial Ownership" under the Rights Plan) from triggering a Flip-in Event provided that they are not in fact making, and have not announced an intention to make, a Take-over Bid.

Amendments

If the Rights Plan is approved at the Meeting, amendments will thereafter be subject to the approval of a majority of Independent Shareholders, voting in person or by proxy at the applicable meeting, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Shareholders) make amendments that are necessary to maintain the validity of the Rights Plan as a result of changes in applicable legislation, rules or regulations. In addition, any amendments will, if required, also be subject to the approval of the TSX, the NYSE and any other exchange on which the Common Shares may be listed.

Schedule J - Definitions

"**2011 Executive PSU Plan**" means Enerplus' 2011 Executive Performance Share Unit Plan dated effective January 1, 2011, as amended May 1, 2013

"**Beneficial Shareholders**" means Shareholders who do not hold their Common Shares in their own name but through brokers or other intermediaries

"**Board**" means the board of directors of Enerplus

"**BOE**" means barrels of oil equivalent, with six thousand cubic feet ("6 Mcf") of natural gas converted to one barrel of oil equivalent and one barrel of natural gas liquids equivalent to one barrel of oil equivalent

"**BOE/D**" means barrels of oil equivalent per day

"**CEO**" means the President & Chief Executive Officer

"**CFO**" means the Senior Vice President & Chief Financial Officer

"**Chairman**" means the Chairman of the Board

"**Change of Control**" occurs upon:

(a) the acquisition by a person of beneficial ownership of such number of voting securities of Enerplus which would entitle such person to cast 35% or more of the votes attaching to all voting securities of Enerplus which may be cast to elect directors of Enerplus;

(b) the amalgamation, arrangement, merger, reorganization, other business combination or any other transaction involving Enerplus, unless persons who were Shareholders of Enerplus immediately prior to the implementation of such transaction own at least 65% of the shares of, or other securities that may be voted for the election of directors of, Enerplus or any resulting entity outstanding immediately after such transaction;

(c) the sale, lease, transfer or disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of Enerplus and its subsidiaries, taken as a whole;

(d) the liquidation of Enerplus or substantially all of its assets or the winding-up or dissolution of Enerplus;

(e) a change in the composition of the Board as a result of a contested election of directors, a meeting of the Shareholders of Enerplus with an item of business relating to the election of directors or other transaction, with the result that the persons who were directors of Enerplus prior to such contested election, meeting or transaction do not constitute a majority of the directors elected in such election, at such meeting or pursuant to such transaction; or

(f) a determination by a majority of the Board, acting reasonably and in good faith, that a Change of Control has occurred or is about to occur

"**Code**" means the Code of Business Conduct of Enerplus

"**Common Shares**" means common shares in the capital of Enerplus

"**Computershare**" means Computershare Trust Company of Canada, the registrar and transfer agent of Common Shares

"**Conversion**" means a plan of arrangement completed effective January 1, 2011 by Enerplus Resources Fund (the **"Fund"**) and Enerplus, pursuant to which the business carried on by the Fund was reorganized from an income trust structure under the Fund to a corporate structure under Enerplus

"**DSUs**" means notional deferred share units granted pursuant to the Deferred Share Unit Plan

"**Enerplus**" or the **"Company"** means Enerplus Corporation and, where the context permits, includes its subsidiaries

"**F&D costs**" means finding and development costs

"**FD&A costs**" means finding, development and acquisition costs

"**Form of Proxy**" means a form of proxy or voting instruction form, as applicable, accompanying this Information Circular

"**G&A costs**" means general and administrative costs

"**HSRE**" means health, safety, regulatory and environmental

"**Hugessen**" means Hugessen Consulting

"**Incentive Rights**" means rights to acquire Common Shares granted under the Rights Incentive Plan

"**Mercer**" means Mercer (Canada) Limited

"**Mcf**" means one thousand cubic feet

"**MBOE**" means thousands of barrels of oil equivalent. A BOE conversion ratio of 6 Mcf: 1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value

"**MBOE/D**" means thousands of barrels of oil equivalent per day

"**NEO**" means Named Executive Officer

"**Notice of Meeting**" means the Notice of Annual and Special Meeting of Shareholders accompanying this Information Circular

"**NYSE**" means the New York Stock Exchange

"**Options**" means stock options to acquire Common Shares under the Stock Option Plan

"**PSUs**" means notional performance share units granted pursuant to the 2011 Executive PSU Plan and the Share Award Incentive Plan

"**Proxy Deadline**" means at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Meeting or any adjournment(s) thereof

"**Record Date**" means March 17, 2016

"**Registered Shareholders**" means Shareholders who hold Common Shares in their own name

"**Reserves Replacement Ratio**" is equal to the sum of proved plus probable reserves additions and revisions, excluding acquisitions and dispositions, divided by annual production

"**Rights Incentive Plan**" means Enerplus' Rights Incentive Plan (prior to January 1, 2011, the Trust Unit Rights Incentive Plan) dated effective June 21, 2001, as amended and restated effective January 1, 2011

"**RSUs**" means notional restricted share units granted pursuant to the Share Award Incentive Plan

"**S&P/TSX E&P Index**" means the S&P/TSX Oil and Gas Exploration and Production Index

"**Sarbanes–Oxley Act**" means the U.S. *Sarbanes–Oxley Act of 2002*

"**Savings Plan**" means Enerplus' employee savings plan

"**Security-Based Compensation Arrangement**" generally means any other plan under which Common Shares can be issued from Enerplus' treasury

"**Share Award Incentive Plan**" means Enerplus' Share Award Incentive Plan dated effective February 20, 2014 as amended and restated effective February 2015

"**Share Awards**" means the RSU awards and the PSU awards

"**Shareholders**" means holders of Common Shares

"**Stock Option Plan**" means Enerplus' Stock Option Plan dated effective January 1, 2011

Termination For "**Good Reason**" generally means the occurrence of any one or more of the following events, whether or not any one of such events would, in and of itself, constitute constructive dismissal at common law:

(a)   the aggregate remuneration of the executive is materially reduced or not paid when due

(b)   Enerplus requires the executive, without the executive's agreement, to be based anywhere other than Enerplus' principal offices on a non-temporary basis

(c)   the executive is subject to a material reduction in the executive's overall responsibility

(d)   Enerplus fails to continue in effect any aspect of the executive's remuneration without providing the executive with a substantially similar level of compensation and benefits (or, where applicable, a reasonable and realistic opportunity to achieve a substantially similar level of performance-based compensation or benefits)

(e)   any failure by any successor of Enerplus to assume and agree to be bound by the provisions of the executive employment agreements

"**TSX**" means the Toronto Stock Exchange

"**TSR**" means total shareholder return as described under the various plans

"**U.S. GAAP**" means U.S. generally accepted accounting principles

Enerplus Corporation
The Dome Tower
3000, 333 - 7th Avenue S.W.
Calgary, Alberta, Canada
T2P 2Z1

Telephone: (403) 298-2200
Toll Free Telephone: 1-800-319-6462
Fax: (403) 298-2211
www.enerplus.com